Exhibit 99.2

Sections of the Proxy Circular or 2010 Annual Report, as applicable

1

Business of the Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2010, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 15 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s Annual Meeting in 2012.

Directors’ attendance at Board and committee meetings held in 2010 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2011 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2010, fees charged by Ernst & Young to the Company and its subsidiaries were $25.6 million, compared with $24.6 million in 2009.

	Year ended December 31, 2010 ($ in millions)	Year ended December 31, 2009 ($ in millions)

Audit fees[1]	$23.5	$23.6

Audit-related fees[2]	1.1	0.3

Tax fees[3]	0.8	0.7

All other fees[4]	0.2	—

Total	$25.6	$24.6

[1]

Includes the audit of the financial statements of the Company, its subsidiaries, segregated and separate funds, audits of statutory filings, prospectus services, adoption of IFRS including the audit of the January 1, 2010 balance sheet, Sarbanes-Oxley Act of 2002 attestations, reviews of quarterly reports and regulatory filings.

[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.

[4]	Includes passive foreign investment company identification services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, the Board announced in 2009 that it would provide shareholders with a non-binding, advisory vote on the Company’s executive compensation policy at its annual meeting.

To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 27. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2010. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee. If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chair of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, North Tower 10

Toronto, ON

M4W 1E5

During 2009, the Board and management worked with other issuers, shareholders and the Canadian Coalition for Good Governance to implement the advisory vote in a meaningful way for our shareholders that is consistent among issuers. The language of this resolution is the same as the 2009 resolution.

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2011 Annual Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

Note: All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

2	Manulife Financial Corporation Proxy Circular

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Information regarding the nominees relating to their age, municipality and country of residence, year first elected or appointed as a Director1, principal occupation, education, areas of expertise, committee memberships, meeting attendance and public board memberships is provided in the following charts. Also indicated for each nominee are the number of Company Common Shares (“Common Shares”)2 held by the nominee, the number of Deferred Share Units (“DSUs”)3 held by the nominee under the Stock Plan for Non-Employee Directors (see description of Stock Plan for Non-Employee Directors under Director Compensation on page 14), the total value of the nominees’ equity in the Company4 and whether the nominee meets the minimum ownership requirements (see Share Ownership Guidelines under Director Compensation on page 14). The nominees do not have any interlocking directorships. All successful nominees for the Board are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Gail C.A. Cook-Bennett Age: 70 Toronto, ON Canada Director Since: 1978 Independent	Gail Cook-Bennett is Chair of the Board. Gail Cook-Bennett was the Chair of the Canada Pension Plan Investment
Board from 1998 to 2008, an investment management organization that invests the Canada Pension Plan fund to help pay the benefits of 17 million Canadians who participate in the Plan. Gail Cook-Bennett holds a BA (Honours)
from Carleton University and a PhD (Economics) from the University of Michigan. She is a Member of the Order of
Canada. She holds Doctor of Laws degrees (honoris causa) from Carleton University and York University and is a
Fellow of the Institute of Corporate Directors.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial and Risk Management
■ Public Sector			■ Global Financial Services Executive/Knowledge of Investment Management
Board/Committee Membership:[5]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	Emera Inc.	2004 – Present
Corporate Governance & Nominating (Chair)			5 of 5	100%	Petro-Canada	1991 – 2009
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	25,000	9,496	34,496		$552,626	$330,000
2010	15,000	9,203	24,203		$499,066
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

Donald A. Guloien Age: 53 Toronto, ON Canada Director Since: 2009 Not Independent – Management	Donald Guloien is the President and Chief Executive Officer (“CEO”) of Manulife. Mr. Guloien started as a Senior
Research Analyst, Corporate Planning and during his 30-year career at Manulife has since held a variety of leadership roles in insurance and investments operations, global acquisitions and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive. Mr. Guloien holds a B. Comm. from the University of Toronto. He is a member of the Canadian Council of Chief Executives, a Director of the Canadian Life and Health Insurance Association, a member of the Campaign Cabinet of the University of Toronto’s Rotman School of Management and a former director of LIMRA
International.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Asia, U.S. Operations/Governance
Board/Committee Membership:[6]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			10 of 10[6]	100%	Seamark Asset Management Ltd.	2001 – 2006
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	123,720	172,777	296,497		$4,749,882	See Executive Share Ownership Guidelines (page 36)
2010	123,720	167,453	291,173		$6,003,987
Options Held: See “Statement of Executive Compensation” Section

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 15, 2011 and March 16, 2010, respectively.

[3]	“Deferred Share Units” (“DSUs”) refers to the number of DSUs held by the Director as of March 15, 2011 and March 16, 2010, respectively.

[4]

“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 15, 2011 ($16.02) and March 16, 2010 ($20.62), respectively, times the number of Common Shares and DSUs outstanding as of March 15, 2011 and March 16, 2010.

[5]	Gail Cook-Bennett, as Chair of the Board, was invited to attend all other committee meetings at the invitation of the Chair of each Committee.

[6]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. Two Board meetings in 2010 were for independent Directors only.

Manulife Financial Corporation Proxy Circular	3

Linda B. Bammann Age: 54 Ocala, FL U.S.A. Director Since: 2009 Independent	Linda Bammann was Executive Vice President, Deputy Chief Risk Officer for JPMorgan Chase & Co. prior to retiring in
2005. She also held several positions with Bank One Corporation, including Executive Vice President and Chief Risk
Management Officer from 2001 until its acquisition by JPMorgan in 2004. Prior to that time, Ms. Bammann was a
Managing Director with UBS Warburg from 1992 to 2000. She holds a BSc from Stanford University and an MA, Public
Policy from the University of Michigan. Ms. Bammann also served as a director of the Risk Management Association and Chairperson of the Loan Syndications and Trading Association.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Asia, U.S. Operations/Governance
Board/Committee Membership:			Overall Attendance: 98%		Public Board Membership During Last Five Years:
Board of Directors			11 of 12	92%	Federal Home Loan Mortgage Corporation	2008 – Present
Audit & Risk Management			1 of 1	100%
Conduct Review & Ethics			1 of 1	100%
Management Resources & Compensation			6 of 6[7]	100%
Risk			6 of 6	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Required by 2014
2011	0	7,663	7,663		$122,761	$330,000
2010	0	1,907	1,907		$39,322
Options Held (Director option grants discontinued in 2004): Nil

Joseph P. Caron[8] Age: 63 Vancouver, BC Canada Director Since: 2010 Independent	Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business (established in 2010)
providing strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts including, Ambassador to the Peoples’ Republic of China (2001 to
2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). In 2010,
Mr. Caron joined HB Global Advisors Corporation, the international consulting firm within Heenan Blaikie. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the
University of British Columbia’s Institute of Asian Research. He holds a BA in Political Science from the University of
Ottawa.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector			■ Asia Operations/Governance
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			3 of 3	100%	None
Management Resources & Compensation			3 of 3	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Required by 2015
2011	0	1,276	1,276		$20,442	$330,000
Options Held (Director option grants discontinued in 2004): Nil

John M. Cassaday Age: 57 Toronto, ON Canada Director Since: 1993 Independent	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television, Canadian radio and a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw
Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup
Company in Canada and the UK. Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the
University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Risk Management
■ Financial			■ U.S. Operations/Governance
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	Corus Entertainment Inc.	1999 – Present
Corporate Governance & Nominating			5 of 5	100%	Sysco Corporation	2004 – Present
Management Resources & Compensation (Vice-Chair9)			8 of 8	100%	Masonite International Corporation	1992 – 2005
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	20,000	57,362	77,362		$1,239,339	$330,000
2010	20,000	45,208	65,208		$1,344,589
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[7]	Linda Bammann was appointed to the Management Resources and Compensation Committee at the Board Meeting on May 6, 2010.

[8]	Joseph Caron was appointed to the Board October 11, 2010.

[9]

John Cassaday was appointed Vice-Chair of the Management Resources and Compensation Committee on May 6, 2010 for succession planning in anticipation of the retirement of Gordon Thiessen, current Chair of the Management Resources and Compensation Committee, at the 2011 Annual Meeting.

4	Manulife Financial Corporation Proxy Circular

Thomas P. d’Aquino Age: 70 Ottawa, ON Canada Director Since: 2005 Independent	Thomas d’Aquino is Chairman and Chief Executive of Intercounsel Ltd. and Senior Counsel and Chair of the Business
Strategy and Public Policy Group at Gowling Lafleur Henderson LLP, a leading Canadian law firm with offices throughout Canada and internationally. He is a Distinguished Life Time Member of the Canadian Council of Chief
Executives, an organization that he led as CEO from 1981 through 2009. He holds a BA from the University of British
Columbia, an LLB from Queen’s University and the University of British Columbia, an LLM from the University of
London and Doctor of Laws honorary degrees from Queen’s University and Wilfrid Laurier University. Mr. d’Aquino has
served as Special Assistant to the Prime Minister of Canada and currently is a Distinguished Visiting Professor, Global
Business and Public Policy Strategies at Carleton University’s Norman Paterson School of International Affairs, an
Honorary Professor at the Richard Ivey School of Business, and Chair of the National Gallery of Canada Foundation.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector			■ Asia Operations/Governance
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	CGI Inc.	2006 – Present
Audit & Risk Management			1 of 1	100%
Audit			4 of 4	100%
Conduct Review & Ethics			3 of 3	100%
Corporate Governance & Nominating			3 of 3[10]	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	6,190	28,114	34,304		$549,550	$330,000
2010	6,190	27,248	33,438		$689,492
Options Held (Director option grants discontinued in 2004): Nil

Richard B. DeWolfe[11] Age: 67 Westwood, MA U.S.A. Director Since: 2004 Independent	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is also a director of The Boston
Foundation; Trustee of Boston University; and an honorary director of The Boston Center for Community and Justice. He was
formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of
Trustees, Boston University. Mr. DeWolfe holds an Advanced Professional Director Certification from the American College of
Corporate Directors, a national public company director education and credentialing organization.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Risk Management
■ Financial			■ U.S. Operations/Governance
Board/Committee Membership:			Overall Attendance: 97%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	Avantair, Inc.	2009 – Present
Audit & Risk Management (Chair)			1 of 1	100%
Audit (Chair)			4 of 4	100%
Conduct Review & Ethics (Chair)			3 of 3	100%
Corporate Governance & Nominating			2 of 2[12]	100%
Risk			5 of 6	83%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	14,000	53,877	67,877		$1,087,390	$330,000
2010	14,000	45,219	59,219		$1,221,096
Options Held (Director option grants discontinued in 2004): Nil

Robert E. Dineen, Jr. Age: 70 Sherman, CT U.S.A. Director Since: 1999 Independent	Robert Dineen is currently an Attorney at Law. For 34 years, Mr. Dineen was Of Counsel to and a Partner of Shearman &
Sterling LLP, a leading international law firm headquartered in New York where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen holds a BA from Brown University and an LLB from Syracuse University. Mr.
Dineen led several of the firm’s corporate groups, including groups in Asia and Latin America and its project finance work worldwide. Mr. Dineen has extensive experience in public finance transactions in the oil and gas pipeline business and as a specialist in U.S. and international private banking and financial transactions.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Asia, U.S. Operations/Governance
■ Financial
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	Nova Chemicals Corporation	1998 – 2009
Audit & Risk Management			1 of 1	100%
Audit			4 of 4	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	29,000	36,034	65,034		$1,041,845	$330,000
2010	29,000	34,924	63,924		$1,318,113
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[10]	Thomas d’Aquino was appointed to the Corporate Governance and Nominating Committee at the Board meeting on May 6, 2010.

[11]	Richard DeWolfe was a director of Response U.S.A., Inc. until October 2000. In May 2001, Response U.S.A., Inc. commenced proceedings under applicable bankruptcy statutes in the U.S.

[12]	Richard DeWolfe resigned from the Corporate Governance and Nominating Committee at the Board meeting on May 6, 2010.

Manulife Financial Corporation Proxy Circular	5

Scott M. Hand Age: 68 Toronto, ON Canada Director Since: 2007 Independent	Scott Hand is Executive Chairman of the Board of Royal Nickel Corporation. Previously,
Mr. Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from
April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco
has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand also serves on the boards of Juno
Special Situations Corporation (mining resource investment), Boyd Technologies LLC
(paper non-woven materials) and the World Wildlife Fund Canada. Mr. Hand received a BA from Hamilton College and a JD from Cornell University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Risk Management
■ Financial			■ Asia, U.S. Operations/Governance
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	Fronteer Gold Inc.	2007 – Present
Management Resources & Compensation			8 of 8	100%	Inco Limited	1991 – 2007
Risk			6 of 6	100%	Independence Community Bank Corp.	1987 – 2006
					Royal Coal Corp.	2009 – Present
					Royal Nickel Corporation	2008 – Present
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	30,000	14,171	44,171		$707,619	$330,000
2010	30,000	8,355	38,355		$790,880
Options Held (Director option grants discontinued in 2004): Nil

Robert J. Harding, FCA Age: 53 Toronto, ON Canada Director Since: 2008 Independent	Robert Harding is Chairman of Brookfield Infrastructure Global Advisory Board, an advisory Board to the Brookfield
Group of Companies. Mr. Harding was previously Chairman of Brookfield Asset Management Inc. (“Brookfield”), a
position he held since 1997. Brookfield is a global asset management company focused on property, power generation and other infrastructure assets. At Brookfield (and its predecessor companies), he held various executive positions, including Chief Financial Officer and President and Chief Executive Officer. Mr. Harding also represents Brookfield’s interests as a director and Chairman of Norbord Inc., an affiliate of Brookfield. Mr. Harding holds a BA Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of Chartered
Accountants. He is Chair of the Board of Governors of the University of Waterloo and a member of the Board of
Trustees for the United Way of Greater Toronto, the Hospital for Sick Children and the Art Gallery of Ontario.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ U.S. Operations/Governance
Board/Committee Membership:			Overall Attendance: 92%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	Brookfield Asset Management Inc.	1992 – Present
Audit & Risk Management			1 of 1	100%	Norbord Inc.	1998 – Present
Audit			3 of 4	75%	Burlington Resources Inc.	2002 – 2006
Conduct Review & Ethics			3 of 3	100%	Falconbridge Ltd.	2000 – 2005
Risk			5 of 6	83%	Fraser Papers Inc.[1][3] Noranda Inc. Western Forest Products Inc.	2004 – 2009 1995 – 2005 2006 – 2009
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	16,000	22,405	38,405		$615,248	$330,000
2010	16,000	10,868	26,868		$554,018
Options Held (Director option grants discontinued in 2004): Nil

[1][3]

Robert Harding was a director of Fraser Papers Inc. during the period from April 2004 until May 2009. On June 18, 2009, Fraser Papers Inc. and its subsidiaries announced that it initiated a court-supervised restructuring under the Companies Creditors Arrangements Act (Canada) and that it had initiated ancillary filings in the United States. On February 11, 2011, Fraser Papers Inc. and its subsidiaries implemented a consolidated plan of arrangement and compromise in their cross-border proceedings.

6	Manulife Financial Corporation Proxy Circular

Luther S. Helms Age: 67 Scottsdale, AZ U.S.A. Director Since: 2007 Independent	Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-
owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice
Chairman of KeyBank from 1998-2000. Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial and Risk Management			■ Asia, U.S. Operations/Governance
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	ABM Industries Incorporated	1995 – Present
Audit & Risk Management			1 of 1	100%
Audit			4 of 4	100%
Conduct Review & Ethics			3 of 3	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	2,100	32,098	34,198		$547,852	$330,000
2010	2,100	20,387	22,487		$463,682
Options Held (Director option grants discontinued in 2004): Nil

Donald R. Lindsay[14] Age: 52 Vancouver, BC Canada Director Since: 2010 Independent	Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of
Investment and Corporate Banking and Head of the Asia Pacific Region. He earned a BSc in Mining Engineering from
Queen’s University and holds an MBA from Harvard Business School.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Global Financial Services Executive/Knowledge of Investment Management
■ Financial			■ Asia, U.S. Operations/Governance
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			5 of 5	100%	Teck Resources Ltd.	2005 – Present
Audit			3 of 3	100%	Fording Canadian Coal Trust	2005 – 2008
Conduct Review & Ethics			2 of 2	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	20,000	2,484	22,484		$360,194	$330,000
Options Held (Director option grants discontinued in 2004): Nil

Lorna R. Marsden Age: 69 Toronto, ON Canada Director Since: 1995 Independent	Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was
President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President
and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a
BA from the University of Toronto and a PhD from Princeton University. She is a recipient of honorary Doctor of Laws degrees from the University of New Brunswick, the University of Winnipeg, Queen’s University and the University of
Toronto. Dr. Marsden serves as a director of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Ontario in 2009.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	SNC-Lavalin Group Inc.	2006 – Present
Management Resources & Compensation			8 of 8	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	38,664	23,257	61,921		$991,974	$330,000
2010	38,664	22,540	61,204		$1,262,026
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[14]	Donald Lindsay was appointed to the Board August 1, 2010.

Manulife Financial Corporation Proxy Circular	7

John R. V. Palmer Age: 67 Toronto, ON Canada Director Since: 2009 Independent	John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 -
2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and
Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority. He is a Fellow of the Institutes of Chartered
Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia. Mr. Palmer serves as a director of several non-public organizations including Central Provident Fund Board of Singapore.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial and Risk Management
■ Public Sector			■ Asia Operations/Governance
Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
Board of Directors			12 of 12	100%	None
Audit & Risk Management			1 of 1	100%
Audit			4 of 4	100%
Conduct Review & Ethics			3 of 3	100%
Risk (Chair)			6 of 6	100%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Required by 2014
2011	0	14,552	14,552		$233,123	$330,000
2010	0	1,630	1,630		$33,611
Options Held (Director option grants discontinued in 2004): Nil

Hugh W. Sloan, Jr. Age: 70 Bloomfield Village, MI U.S.A. Director Since: 1985 Independent	Hugh Sloan is Chairman of Spartan Motors Inc., a leader in the design, engineering and manufacturing of custom chassis and vehicles for the emergency-rescue, recreational vehicle and specialty vehicle markets. Mr. Sloan was the
Deputy Chairman of Woodbridge Foam Corporation, a manufacturer of automobile parts, where he held various management positions for more than 20 years. Mr. Sloan holds a BA (Honours) from Princeton University. Mr. Sloan serves as a director of a number of Canadian and American corporate organizations. He is a former Staff Assistant to
President Richard Nixon and a former Trustee of Princeton University.
Key Areas of Experience/Expertise:
■ Senior Executive			■ Financial
■ Public Sector			■ U.S. Operations/Governance
Board/Committee Membership:			Overall Attendance: 77%[15]		Public Board Membership During Last Five Years:
Board of Directors			9 of 12	75%	Spartan Motors, Inc.	2007 – Present
Corporate Governance & Nominating			4 of 5	80%	Wescast Industries Inc.	1998 – Present
Management Resources & Compensation			6 of 8	75%
Securities Held:
Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Market Value of Common Shares and DSUs	Minimum Ownership Requirement Met
2011	14,420	38,706	53,126		$851,079	$330,000
2010	14,420	32,570	46,990		$968,934
Options Held (Director option grants discontinued in 2004): See chart “Outstanding Share-Based Awards”

[15]

In 2010, Hugh Sloan was recovering from a serious operation making his attendance impossible at the August, September and October meetings. However, all materials for these meetings were provided to and reviewed by Mr. Sloan.

8	Manulife Financial Corporation Proxy Circular

Schedule “A” Statement of Corporate Governance Practices

The following highlights various elements of the Company’s corporate governance program.

Manulife is a strong believer that good corporate governance is critical to the Company’s long-term success and the protection of the interests of its many stakeholders. Manulife’s governance policies and practices are consistent with Manulife’s vision to be the most professional financial services organization in the world providing strong, reliable, trustworthy and forward-thinking solutions for our client’s most significant financial decisions.

Regulatory Compliance

The corporate governance practices of Manulife Financial Corporation (the “Company”) meet or exceed the standards set out in the Insurance Companies Act (Canada) (the “Act”), Canadian Securities Administrators’ National Instrument 52-109 (the “Certification Instrument”), Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (the “Audit Committee Instrument”) and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Instrument”). The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (“SEC”) rules under SOX, and in all material respects with the domestic issuer standards of the New York Stock Exchange Listed Company Manual (the “NYSE Rules”).

Mandate of the Board of Directors

The Board of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Mandate of the Board is attached as Appendix “1”. The Mandate of the Board is also available on the Corporate Governance page of the Company’s website and printed copies are available upon request from the Corporate Secretary.

The Board carries out its key duties of strategic planning, risk management oversight and succession planning established in its Mandate in the following ways:

Strategic Planning

■	Has an annual one day strategic planning session.

■	Annually approves the strategic plan, which takes into account, the opportunities and risks of the business.

■	Annually reviews and approves the business plan, which includes the financial and operational plans, capital allocation and risk reduction plans.

■	Regularly discusses updates to and progress on implementation of the strategy.

Risk Management

■	Exercises oversight of risk management directly and through the Risk Committee, Audit Committee and the Management Resources and Compensation Committee.

■	Through the Risk Committee, reviews the principal risks and assesses whether the key risks of the Company have been identified.
■	The Risk Committee approves and assess policies, procedures and controls to identify, assess and manage the Company’s principal risks.

■	The Risk Committee reviews the Company’s compliance with its risk management and legal and regulatory requirements.

■	The Risk Committee receives regular reports from management on the Company’s key risks, reviews the risk profile relative to the risk appetite and considers the appropriate balance of risk and return.

■

The Audit Committee reviews guidelines and policies governing the process by which risk assessment and management is undertaken. The Chief Risk Officer reports on the risk management process to the Audit Committee. The Audit Committee also receives key risk reports presented to the Risk Committee.

■

The Management Resources and Compensation Committee and the Risk Committee each review the alignment of the compensation program with sound risk management principles and the Company’s risk management objectives.

Succession Planning

■

The Management Resources and Compensation Committee in conjunction with the Board is responsible for the succession process for the CEO (starting in 2011) and oversight of the succession process for the Senior Executives. This includes an annual review of the succession pool and gaps in the readiness and development plans.

■	The Management Resources and Compensation Committee annually reports to the Board on succession planning.

■	The Management Resources and Compensation Committee in conjunction with the Board annually reviews and assesses the contingency succession plans for the CEO.

Independence of the Board

The independence of the Board of Directors is fundamental to its stewardship role and its effectiveness. The Board Policies require that a majority of Directors be independent. Directors must satisfy the applicable independence requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

Manulife Financial Corporation Proxy Circular	9

The Board has determined that based on a review of the governing definitions of “independence” under the NYSE Rules, the Governance Instrument, and the Audit Committee Instrument, an analysis of the relationships between each Director and the Company, and on advice from the Corporate Governance and Nominating Committee, that only one of the Directors has a direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of his or her independent judgment. As an executive officer of the Company, Mr. Guloien is considered to have a material relationship with the Company and therefore does not meet the independence standards.

Independence of the Chair of the Board

■	The positions of the Chair and the CEO are separate.

■	The Chair is an independent Director.

■	The Chair’s mandate provides that the Chair is accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.

■

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying qualified candidates for nomination to the Board and engages in the following activities to ensure an effective process for selecting candidates for nomination. The Corporate Governance and Nominating Committee:

■

Develops and recommends to the Board criteria for the selection of new Directors, periodically reviews the criteria adopted by the Board and recommends changes to such criteria, which includes professional experience and personal characteristics.

■	Maintains a Directors’ Matrix identifying the desired competencies, expertise, skills, background and personal qualities of the Directors and potential candidates.

■

Annually reviews the skills, areas of expertise, backgrounds, independence and qualifications of the members of the Board to determine whether any amendments are required or whether there are any gaps in the required skills and experience of the Directors.

■

Identifies and recommends for approval by the Board at least annually individuals with expertise in the areas identified and whose skills and characteristics complement the existing mix, qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

■

The Chair is responsible for approaching Board candidates. Candidates meet with the Chair and the President and CEO prior to nomination or appointment to review expected contributions and commitment requirements.

The Board will consider a nomination of a candidate for the Company’s Board from a shareholder that is submitted in accordance with the Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Directors are required to retire at the annual meeting following their 72nd birthday and may not be nominated for re-election. The Board may waive this requirement in special circumstances, having regard to the specific expertise of the Director and the needs of the Board at the time.

A Director is expected to submit his or her resignation to the Chair of the Board for consideration by the Board upon the recommendation of the Corporate Governance and Nominating Committee in certain circumstances, including where:

■	the Director is no longer qualified under the Act or other applicable laws to act as a director;

■	the Director’s status in terms of conflicts or credentials changes; or

■	the Director does not receive the required votes under the Majority Election of Directors policy.

Majority Election of Directors Policy

The Board’s Majority Election of Directors Policy provides that Director nominees who do not receive a majority of votes in favour in an uncontested election will be required to immediately submit their resignation to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting and issue a press release confirming the Director’s resignation or the reason for not accepting such tendered resignation. If a Director’s resignation is accepted by the Board, the Directors may fill the vacancy through the appointment of a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director or wait until the next Annual Meeting.

Mandates for the Chair, Committee Chairs, CEO and Individual Directors

The Board maintains mandates outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors, which are reviewed and updated annually. The mandates can be found on the Corporate Governance page of the Company’s website or can be obtained by contacting the Corporate Secretary.

New Director Orientation and Director Continuing Education

The Board believes that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company.

The goal of the Director Orientation and Continuing Education Program is to assist the Directors in becoming knowledgeable about the Company’s business and in fully understanding the nature of their roles, responsibilities and duties as a Director.

10	Manulife Financial Corporation Proxy Circular

The Corporate Governance and Nominating Committee is responsible for the new Director orientation and Director continuing education programs.

New Director Orientation

New Directors will participate in a comprehensive orientation program developed by management and the Corporate Governance and Nominating Committee. This program may be tailored to reflect an individual Director’s specific knowledge, skills, experience and education. This program will include the following:

■

New Directors attend specialized in-depth presentations by the financial, risk, strategy, business operations, human resources and legal executives to facilitate a deeper understanding of the Company’s businesses, priorities, and challenges.

■

New Directors will meet with the Chair of the Board, the CEO, the heads of each principal business unit, and other members of management as appropriate, to receive presentations and to discuss the Company’s strategies, operations, and business plans.

■	Committee Chairs will arrange a specific committee orientation session for the new Director, which will include applicable members of management.

■

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors, including the legal duties and obligations of a director of a public company, Board and Committee mandates, as well as background materials, including the Annual Information Form, Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, Board and applicable Company policies, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

■	All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

Director Continuing Education

Directors participate in ongoing continuing education which includes the following elements:

■

At Board meetings, committee meetings and Directors’ seminars, Directors receive presentations on risk and risk management, material regulatory developments, strategic issues, annual divisional updates which provide in-depth reviews of key businesses and functions and other relevant topics.

■	In 2010, the Board focused the majority of its educational sessions on risk and capital.

■

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations which facilitate an understanding by the Directors of the Company’s global operations. In 2010, the Directors visited the Company’s operations in Boston, Massachusetts, Beijing, China and Shanghai, China.

■

In 2010, all Directors were members of the Institute of Corporate Directors, a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

■

Additional educational needs are identified by the Board in its annual effectiveness evaluation or on an as needed basis, and by management for emerging issues, new areas of business or other areas that management feels the Board should be made aware of in more depth.

■	Educational reading materials on topics relevant to the financial services and insurance industries are provided to the Board from time to time.

■

Directors may seek additional professional development education at the expense of the Company and are encouraged to do so. In 2010, certain Directors attended a conference for directors on executive and board compensation and one Director received an Advanced Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.

Board Access to Management

The Company provides both formal and informal means for the Board to interact with management. Management attends the Board meetings and relevant committee meetings. Directors have access to management and are encouraged to raise any questions or concerns directly with management. The Board and Committee Chairs meet regularly with applicable management.

Board Committee Membership Standards

The Board relies on its committees to assist in fulfilling its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. In 2010, there were five standing committees of the Board: the Audit Committee; the Conduct Review and Ethics Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; and the Risk Committee.

All committees have the following common characteristics:

■	Comprised solely of independent Directors.

■

Have a written charter setting out the responsibilities of each committee. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website at www.manulife.com.

■	Report to and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

■	Reviews its performance and its charter annually.

■	Has its membership reviewed by the Board and rotated as requirements of the committees and the Directors dictate.

Manulife Financial Corporation Proxy Circular	11

Audit Committee

The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the review and discussion of guidelines and policies governing the process by which risk assessment and management is undertaken, the performance of the Company’s internal audit function, legal and regulatory compliance and executive compensation recommendations made by the Management Resources and Compensation Committee. These responsibilities include reviewing reports from the Risk Committee and the management Disclosure Committee.

In 2010, the Board reviewed the membership of the Audit Committee and determined that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve on the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to financial disclosure of the Company.

The Audit Committee previously established the Protocol for Approval of Audit and Permitted Non-Audit Services. In 2010, under this Protocol, the Audit Committee reviewed and pre-approved recurring audit and non-audit services that were identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee or by a member appointed by the Audit Committee for this purpose.

In 2010, the Board reviewed the membership of the Audit Committee to confirm that all members are financially literate, as required by the Audit Committee Instrument and the NYSE Rules and that at least one member can be designated as a financial expert as required by SOX.

In 2010, the Board determined that all members of the Audit Committee are financially literate and that Messrs. DeWolfe, Dineen, Harding, Helms, Lindsay, Palmer and Thiessen possessed the necessary qualifications to be designated as audit committee Financial Experts.

In 2010, the Audit Committee had direct communication and in camera meetings with each of the internal auditor, the independent auditor, the Appointed Actuary, and the General Counsel. The Audit Committee also met with management. The former Audit and Risk Management Committee had direct communication and an in camera meeting with the Chief Risk Officer. The Company’s annual information form (available at www.manulife.com) includes additional information on the Audit Committee in the section entitled “Audit Committee”, including the Audit Committee’s charter and composition and the relevant education and experience of its members.

Conduct Review and Ethics Committee

This committee is responsible for the oversight of the Company’s ethical standards, the procedures relating to conflicts of interest, the protection of confidential information, customer complaints, related party transactions and transactions that could have a material impact on the stability or solvency of the Company.

This committee annually reviews the Company’s Code of Business Conduct and Ethics, the Related Party Procedures, the Conflict of Interest Procedures, the Confidential Information Procedures and Complaint Handling Practices.

Management Resources and Compensation Committee

This committee oversees the Company’s global human resources strategy and the effective utilization of human resources, focusing on management succession, development and compensation. This committee is responsible for:

■	Approving the appointment of and providing proper development, compensation and review of senior management.

■	Reviewing the objectives, performance and compensation of the President and CEO and making recommendations to the Board.

■	Reviewing and approving annually the appointment, succession, remuneration and performance of the Senior Executives.

■	Reviewing annually the Company’s compensation policies, including base pay, incentive, pension and benefit plans and making recommendations to the Board.

Corporate Governance and Nominating Committee

This committee is responsible for:

■	Reviewing the structure, mandate and composition of the Board and Board committees.

■	Developing director selection criteria and identifying and recommending to the Board qualified director candidates.

■	Overseeing the Director orientation and education programs.

■	Reviewing and evaluating the effectiveness of the Board, the committees, the Chair and the Directors.

■	Recommending Director compensation.

■	CEO succession. (This responsibility has been moved to the Management Resources and Compensation Committee starting in 2011.)

■	Overseeing the Company’s corporate governance program and developing governance policies, practices and procedures.

Risk Committee

The Board oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves the enterprise risk management policy, risk taking philosophy and overall risk appetite. The Board provides oversight for the management of risk in the Company’s strategic plan.

The Risk Committee is responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified; reviewing, and approving management’s recommended policies, procedures and controls

12	Manulife Financial Corporation Proxy Circular

used to identify, assess and manage the Company’s principal risks; assessing the Company’s programs, procedures and controls in place to manage its principal risks; and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities include reviewing reports from the management Disclosure Committee.

Independent Directors’ Meetings

At the end of each meeting of the Board and of its committees the Directors meet in camera. Non-independent Directors and management do not attend. These sessions have two objectives: to discuss the Board’s views on the effectiveness of the meeting and to permit discussions on any substantive matters raised by the Directors. The Board will also meet without management and non-independent Directors at the request of any independent Director for all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

The independent Directors of the Board meet at least once each year to review the performance and approve the compensation of the CEO, to review the Board’s effectiveness assessments and approve action plans resulting from the assessments. In 2010, two meetings of the independent Directors were held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

The Board of Directors, Management Resources and Compensation Committee, Audit Committee and Risk Committee retained outside advisors in 2010.

Individual Directors may also retain outside advisors, at the Company’s expense with the approval of the Corporate Governance and Nominating Committee, to provide advice on any matter before the Board or committee.

Director Compensation

The Board, with the assistance of the Corporate Governance and Nominating Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Director Share Ownership

To align Director’s compensation with the long-term interests of the Company, each Director, including the Chair, is required to hold an equity position in the Company having a minimum value of three times the Annual Board Retainer (3 x $110,000) to be reached within five years of joining the Board. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. A Director is required to take 50% of his or her Annual Board Retainer in DSUs until the minimum threshold is met. Directors’ share ownership will be valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines. This measure was introduced in 2009 on a temporary basis due to the extreme volatility of market conditions and the significant reduction in the Company’s Common Share price. All Directors who have been on the Board for five years have satisfied the minimum equity ownership amount.

No stock options have been granted after 2002 to non-employee Directors and in 2004 the Board resolved to permanently discontinue stock option grants to non-employee Directors.

Board Evaluation

The Corporate Governance and Nominating Committee conducts annual, formal evaluations of the Board, Board committees, the Chair and the individual Directors. The process includes:

■	Annual evaluation meetings between the Chair and each Director to discuss Board, committee and individual Director performance including a peer review.

■	Each Director completes a biennial written Board and Committee Effectiveness and Director Self-Assessment Questionnaire, which has been approved by the Corporate Governance and Nominating Committee.

■	The Board and Board committees are assessed against their mandates and charters.

■	Contributions of individual Directors are assessed against the applicable mandates.

■	The assessments of the Board and the committees focus on identifying areas for improvement.

■

The results of the assessments are compiled by the Chair of the Board and presented to the Corporate Governance and Nominating Committee and the Board. Based in part on the assessments, the committee identifies and recommends objectives for the coming year. The committee also considers whether any changes in the composition, structure or mandates of the Board or any committee are required.

■

Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Board’s objectives for the coming year recommended by the Corporate Governance and Nominating Committee.

■	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.

■	Determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in his or her principal occupation or country of residence.

CEO Evaluation

The Management Resources and Compensation Committee and the CEO annually set financial and non-financial objectives for the CEO, which are recommended for approval by the Board. The CEO’s performance is evaluated annually by the Management Resources and Compensation Committee and the Board based on these objectives and on the Company’s performance.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (the “Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

Manulife Financial Corporation Proxy Circular	13

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest. Any changes to an employee’s or Directors status during the year is reported to the applicable human resources representative or Global Compliance.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Conduct Review and Ethics Committee and reports from the Global Compliance Chief.

The Global Compliance Chief reports at least annually to the Conduct Review and Ethics Committee on compliance with the Code, noting any alleged violations. The committee reports this compliance to the Board.

As part of the annual review, the Conduct Review and Ethics Committee receives the Global Compliance Chief’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone). In addition, the Audit Committee is notified of any alleged violations of the Code relating to accounting, internal controls or audit matters.

The Board, through the Management Resources and Compensation Committee, annually reviews the integrity of the CEO and the executive officers, and their promotion of a culture of integrity.

Conflicts of Interest

Directors and executive officers are required to disclose their interest in a material contract or material transaction with the Company. Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Company. If a director has a personal interest in a matter before the Board or a committee, he or she will not be present for or participate in the discussion or any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

CEO and CFO Certification of Financial Statements

The CEO and CFO certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits Written Affirmations as required by the NYSE Rules.

Disclosure and Communication Policies and Procedures

The Company has policies relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Media releases relating to the Company are reviewed by Legal,

Investor Relations and Public Affairs, senior management and others as required, for both content and appropriateness of timing.

The Company’s Executive Committee also serves as its Disclosure Committee. The Disclosure Committee is responsible for overseeing and monitoring disclosure processes and practices within the Company and determining whether events constitute “material information” or a “material change” for applicable regulatory purposes. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Investment Officer, Chief Actuary, the senior officer responsible for human resources and the principal officers of each of the main operating business units. The Disclosure Committee is chaired by the General Counsel. The Disclosure Committee will report, as appropriate, to the Audit Committee and Risk Committee.

The Company also established a Risk Disclosure Committee in January 2010. The Risk Disclosure Committee is responsible for reviewing, considering and making recommendations as to appropriate risk disclosure based on, among other things, its review of internal risk and reports related thereto. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Controller. The Risk Disclosure Committee is also chaired by the General Counsel. It reports to the Disclosure Committee.

The Company has reviewed its disclosure policies and practices which are intended to ensure compliance by the Company with the disclosure requirements applicable to public companies.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations and Shareholder Services departments and to the media and employees through Public Affairs.

Investor Relations provides an information report at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports, Board Mandate and committee charters and other investor information.

Shareholders can access voting results of all shareholder votes at the Company’s website or at www.sedar.com.

14	Manulife Financial Corporation Proxy Circular

Appendix “1”

Board of Directors’ Mandate

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

■

Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the CEO and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

■

Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.

■	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

■	Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

Risk Management and Compliance

■

Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.

■	Oversee the implementation by management of a comprehensive compliance management program.

Succession Planning

■	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.

■	Review the establishment of annual performance targets and the annual performance evaluation of the CEO and each executive officer.

■	Oversee the Company’s general approach to human resources and compensation philosophy.

■	Review the succession plan for key executive positions including the CEO as updated from time to time.

Communications and Public Disclosure

■

Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

■	The CEO or the Chair of the Board or any other Director when authorized by the CEO or the Chair of the Board may communicate with the shareholders or stakeholders on behalf of the Company.

Internal Controls

■

Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.

■

Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit Committee to assist in its review.

Corporate Governance

■	Review and approve the Company’s governance policies and practices, as updated from time to time.

■	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and committee meetings and Board educational seminars.

Duty of Care

In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

Communication with Directors

Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, North Tower 10

Toronto, ON

M4W 1E5

Manulife Financial Corporation Proxy Circular	15

Risk Management

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations; by identifying, measuring and monitoring key risks taken; and by executing risk control and mitigation programs.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management (“ERM”) framework sets out policies and standards of practice related to risk governance, risk identification, risk measurement, risk monitoring, and risk control and mitigation. With an overall goal of effectively executing risk management activities, we continuously invest to attract and retain qualified risk professionals, and to build, acquire and maintain the necessary processes, tools and systems.

We manage risk taking activities against an overall risk appetite, which defines the amount and type of risks we are willing to assume. Our risk appetite reflects the Company’s financial condition, risk tolerance and business strategies. The quantitative component of our risk appetite establishes total Company targets defined in relation to economic capital, regulatory capital required, and earnings sensitivity. We have further established targets for each of our principal risks to assist us in maintaining appropriate levels of exposures and a risk profile that is well diversified across risk categories. In 2010, we cascaded the targets for the majority of our principal risks down to the business level, to facilitate the alignment of business strategies and plans with the Company’s overall risk management objectives.

Individual risk management programs are in place for each of our broad risk categories: strategic, market, liquidity, credit, insurance and operational. To ensure consistency, these programs incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy and appetite related to assuming risks;

■	Establishment of specific risk targets or limits;

■	Identification, measurement, assessment, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

Risk Governance

The Board of Directors oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves our enterprise risk policy, which includes our risk taking philosophy and overall risk appetite.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Company’s Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture and guide risk taking throughout our global operations and strategically manage our overall risk profile. The ERC, along with other executive-level risk oversight committees, establishes risk policies, guides risk taking activity, monitors significant risk exposures, and sponsors strategic risk management priorities throughout the organization. The Board and executive-level risk oversight committees and key elements of their mandates are presented below.

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Board and Committees

Executive Committees

Risk Committee – The Risk Committee is responsible for assisting the Board in its oversight of the Company’s management of its principal risks. The committee also assesses, reviews and approves policies, procedures and controls in place to manage risks and reviews the Company’s compliance with risk policies.

Audit Committee – Responsibilities of the Audit Committee include assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal controls over financial reporting, and the effectiveness of the Company’s compliance with legal and regulatory requirements.

Conduct Review and Ethics Committee – Oversees activities and risks related to conflicts of interest, confidentiality of information, customer complaints and related party transactions.

Management Resources and Compensation Committee – Oversees the Company’s global human resources strategy, policies, programs with a special focus on management succession, development and compensation, and related risks.

Executive Risk Committee – The ERC approves risk policies and oversees the execution of our enterprise risk management program. The committee monitors our overall risk profile, including key and emerging risks and guides risk-taking activities. As part of these activities, the ERC monitors material risk exposures, and sponsors strategic risk management priorities including overseeing risk reduction plans. The ERC also reviews and assesses the impact of business strategies, opportunities and initiatives on overall risk position.

Credit Committee – The Credit Committee establishes credit risk policies and oversees credit risk management. The Credit Committee monitors our overall credit risk profile, key and emerging risk exposures and risk management activities and ensures compliance with credit risk policies. The committee also approves large individual credits and investments.

Global Asset Liability Committee (“GALCO”) – The GALCO establishes market risk policies and oversees related market risk and asset liability management programs and practices. The committee monitors our overall market risk profile, key and emerging risk exposures and risk management activities as well as compliance with related policies. GALCO also approves target investment strategies.

Variable Annuity Hedging Oversight Committee (“VAHOC”) – The VAHOC oversees global variable annuity dynamic hedging operations. The committee reviews and approves hedging strategies and operational policies and procedures as well as hedge program performance and effectiveness. The committee monitors compliance with related policies.

Finance Committee – The Finance Committee oversees our capital management policy framework and provides direction on strategic issues affecting Manulife’s capital, solvency and balance sheet management. The committee monitors the adequacy and efficiency of the Company’s solvency position for consolidated and local entities on an actual and projected basis, recommending appropriate actions. It reviews capital stress testing and sensitivity analyses and approves principles of capital allocation to the businesses.

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Product Oversight Committee (“POC”) – The POC establishes product design and pricing policies, insurance risk policies and risk management standards of practice. The POC oversees the insurance risk management and Underwriting Risk Committee activities including retention management and monitors product design, and pricing, and insurance risk exposures and trends. A sub-group of the committee oversees approval of new product initiatives, new business reinsurance arrangements and material insurance underwriting initiatives.

Operational Risk Committee (“ORC”) – The ORC was recently formed and it establishes, reviews and approves policies related to operational risk. The committee oversees operational risk management and monitors operational risk exposures and trends.

Management across the organization are accountable for the risks within their business. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy, risk appetite and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering returns commensurate with the level of risk assumed.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework and oversees the execution of individual risk management programs across the enterprise. CRM proactively partners with business units and seeks to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification, Measurement and Assessment

We have a common approach and process to identify, measure and assess the risks we assume. We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk-adjusted basis. Business units and functional groups are responsible for identifying and assessing risks arising from business activities on an ongoing basis, as an integral component of business management processes. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, and monitoring and reporting.

Risk exposures are evaluated using a variety of risk measures, with certain measures used across all risk categories, while others apply only to some risks or a single risk type. Risk measurement includes simple key risk indicators; stress tests, including sensitivity tests and scenario impact analyses; and stochastic scenario modeling. Qualitative risk assessments are performed for those risk types that cannot be reliably quantified.

We perform a variety of sensitivity tests on earnings, regulatory capital ratios, liquidity, economic capital and earnings at risk that consider significant, but plausible events. As required by regulations, through our Dynamic Capital Adequacy Testing (“DCAT”), we stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of plausible adverse scenarios.

Economic capital measures the amount of capital needed to meet obligations with a high and pre-defined confidence level, determined using internal models. Our earnings at risk metric measures the potential variance from quarterly expected earnings at a particular confidence level, determined using internal models. Both economic capital and earnings at risk are measured enterprise-wide and are allocated by risk type and business. Economic capital and earnings at risk provide measures of enterprise-wide risk that can be aggregated, and compared, across business activities and risk types.

Risk Monitoring and Reporting

CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy exceptions or remedial action plans, as required.

On a quarterly basis, the ERC, Board Risk Committee and Board of Directors review risk reports that present an overview of our overall risk profile and exposures across our principal risks. The reports incorporate both quantitative risk exposure measures and sensitivities and qualitative risk assessments. The reports also highlight key risk management activities and facilitate monitoring compliance with key risk policy targets and limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management of key risks. The ERC reviews key financial risk exposures and sensitivities monthly.

Our Chief Actuary presents the results of the DCAT to the Board of Directors annually. Our Internal Auditor reports the results of internal audits of risk controls and risk management programs to the Audit Committee semi-annually. Management reviews the implementation of key risk management strategies, and their effectiveness, with the Risk Committee annually.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within approved risk targets or limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and such controls are an integral part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authority for assuming risk at the transaction level is delegated to specific individuals based on their skill, knowledge and experience.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to assist in managing our aggregate risk to within our risk appetite, targets and limits. Internal controls within the business units and corporate functions mitigate our exposure to operational risks.

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The following sections describe the key risks and associated risk management strategies for each of our broad risk categories (strategic, market, liquidity, credit, insurance and operational).

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factor Overview

Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices, and our financial strength ratings and reputation. External business, economic, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness. Erosion of our corporate image by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, may cause damage to our franchise value.

Risk Management Strategy

The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

■	Strategic business, risk and capital planning that is reviewed with the Board of Directors;

■	Detailed business planning that is executed by divisional management and is reviewed by the CEO, the Chief Financial Officer and the CRO;

■	Quarterly operational performance and risk reviews of all key businesses with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation designed to encourage a consistent decision-making framework across the organization; and

■	Review and approval of acquisitions and divestitures by the CEO and, where appropriate, the Board of Directors.

The CEO and Executive Committee are ultimately responsible for our reputation; however, our employees and representatives are responsible for conducting their business activities in a manner that upholds our reputation. This responsibility is reinforced by:

■	An enterprise-wide reputation risk policy that specifies the oversight responsibilities of the Board and the responsibilities of executive management;

■	Communication to and education of all directors, officers, employees and representatives, including our Code of Business Conduct and Ethics;

■	Application of a set of guiding principles in conducting all our business activities, designed to protect and enhance our reputation; and

■	Reputation risk assessments considered as part of business strategy development and execution.

The following is a further description of key strategic risk factors.

Business Strategy

We regularly review and adapt our business strategies and plans in consideration of changes in the external business, economic, political and regulatory environments in which we operate. Key elements of our business strategy include diversifying our business mix, accelerating growth of those products that have a favourable return on capital and better potential outcomes under a range of economic and policyholder behaviour scenarios, and reducing or withdrawing from products with unattractive risk profiles. Our strategy also incorporates a plan to systematically hedge our in-force public equity and interest rate risks over time. We have designed our business plans and strategies to align with our risk appetite, capital and financial performance objectives. However, the economic environment may remain volatile and our regulatory environment will continue to evolve, potentially with higher capital requirements. Further, the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own, and the requirements of the regulatory regimes they operate under. For these and other reasons, there is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve the objectives we target.

Regulatory and Capital Requirements

MFC is a holding company with no significant operations and its principal assets are the shares of its regulated insurance subsidiaries. These subsidiaries are subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries rather than investors. These laws and regulations include regulatory restrictions which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes.

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While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

The Office of the Superintendent of Financial Institutions (“OSFI”) has been considering a number of changes, including establishing methodologies for evaluating standalone capital adequacy for Canadian operating life insurance companies, such as MLI and updates to its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC. In addition, OSFI is working on revisions to the capital requirements for in-force segregated fund guarantees, market, credit and insurance risk. Changes in regulatory capital guidelines for banks under the Basel Accord or for European insurance companies under Solvency II may also have implications for Canadian insurance companies. The timing and outcome of these initiatives is uncertain and could have a significantly adverse impact on the Company or on our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

OSFI issued an advisory on December 14, 2010 containing new minimum calibration criteria for determining capital requirements for guarantees of segregated fund business written on or after January 1, 2011. The new calibration criteria will increase capital requirements on these products and our 2011 product offerings will be developed and priced taking into account these new rules. The new minimum calibration criteria are not expected to materially impact capital requirements on in-force business written prior to 2011.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”)

Dodd-Frank creates a new framework for regulation of over-the-counter (“OTC”) derivatives which could affect those activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures. Dodd-Frank will require certain types of OTC derivative transactions to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. The legislation could also potentially impose additional costs, including new capital and margin requirements, and additional regulation on the Company. Conversely, increased capital or margin requirements imposed on our counterparties to derivative transactions could reduce our exposure to the counterparties’ default. We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank will lead to an increase or decrease in or change in composition of the risks we hedge.

In addition, pursuant to Dodd-Frank, in January 2011, the Financial Stability Oversight Council (“FSOC”) released a proposed rule outlining the criteria that will inform the FSOC’s designation of non-bank financial institutions as “systemically important” and the procedures the FSOC will use in the designation process. If designated, the largest, most interconnected and highly-leveraged companies would face stricter prudential regulation, including higher capital requirements and more robust consolidated supervision. At this stage, OSFI has not announced similar rules, and for financial institutions (such as MFC) whose home regulator is outside of the United States, the FSOC’s proposed rule recognizes the need for outreach and coordination with the home regulator, as well as the need to avoid overlapping and conflicting regulations. Although there are good arguments why neither MFC nor any of its subsidiaries should be designated as systemically important by the FSOC, OSFI or any other regulator, at this stage we cannot predict the outcome of this regulatory initiative.

International Financial Reporting Standards (“IFRS”)

On July 30, 2010, the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft, with a comment period that ended November 30, 2010. The Exposure Draft outlined a proposed framework for a single accounting standard for the measurement of insurance contract liabilities to be applied across all jurisdictions adopting IFRS as published by the IASB.10 The insurance contracts accounting policy proposals being considered by the IASB, in particular the discount rate for the measurement of insurance liabilities, are not consistent with our business model because they do not align the measurement of insurance liabilities with the assets that support the payment of those liabilities. Therefore, the standard as proposed and if implemented may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption, and may create significant ongoing volatility in our reported results and potentially our regulatory capital particularly for long duration guaranteed products. This mismatch between the underlying economics of our business and reported results and potentially our capital requirements could have significant unintended negative consequences on our business model which would potentially affect our customers, shareholders and the capital markets. We believe the accounting rules under discussion could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada. We, along with the Canadian insurance industry and other interested parties, provided comments and input to the IASB on their proposals. As a result of the preliminary comments received and other outreach activities conducted, the IASB has indicated that they will reconsider their proposals for the determination of the appropriate discount rate for the measurement of insurance contract liabilities contained in the Exposure Draft. The insurance industry in Canada is also currently working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and in particular, the implications for long duration guaranteed products which are much more prevalent in North America than elsewhere.

Ratings

The Company has received security ratings from approved rating organizations on its outstanding medium-term notes, outstanding Tier 1 hybrid capital and its outstanding series of preferred shares. In addition, the Company and its primary insurance operating subsidiaries have received financial strength/claims paying ratings. Our ratings could be adversely affected if, in the view of the rating organizations, there is deterioration in our financial flexibility, operating performance, or risk profile. Adverse ratings changes could have a negative impact on future financial results.

[10]	The current standard, IFRS 4 Insurance Contracts, allows each jurisdiction to determine its own liability measurement practices.

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Reputation

The Company’s reputation is one of our most valuable assets. Our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks.

Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative non-fixed income investments.

Market Risk Management Strategy Overview

Our overall strategy to manage our market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from our businesses. At an enterprise level, these strategies are designed to manage our aggregate exposures to market risks against economic capital, regulatory required capital and earnings at risk targets.

The following table outlines our key market risks and identifies the risk management strategies which contribute to managing these risks.

	Publicly Traded Equity Performance Risk	Interest Rate Risk	Alternative Non-Fixed Income Asset Performance Risk	Foreign Exchange Risk
Product Design and Pricing	X	X	X	X
Variable Annuity Guarantee Dynamic Hedging	X	X		X
Macro Equity Risk Hedging	X			X
Asset Liability Management	X	X	X	X
Foreign Exchange Management				X

These strategies are described more fully under the section “Market Risk Management Strategies” in the pages that follow.

In 2010, we refined our risk reduction plans in order to further reduce our exposure to public equity risk and interest rate risk through a combination of time-scheduled and market-trigger based actions. The refined plans established a goal of executing additional hedges so that approximately 60 per cent of our underlying earnings sensitivity11 to public equity market movements is offset by hedges by the end of 2012 and approximately 75 per cent of our underlying earnings sensitivity to public equity market movements is offset by hedges by the end of 2014. In addition, we expect to take actions that would further reduce our interest rate exposures as measured by the sensitivity of shareholders’ net income to a 100 basis point decline in interest rates, by approximately one-quarter by the end of 2012 and by approximately one-half by the end of 2014. Those targets translate to a sensitivity of net income attributed to shareholders of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.

As part of our risk reduction plans, we implemented a new macro equity risk hedging strategy designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. We shorted approximately $5 billion of equity futures contracts in the fourth quarter of 2010. Throughout 2010, we also initiated dynamic hedging on $19 billion of in-force guarantee value and continued to dynamically hedge virtually all new variable annuity business written. By December 31, 2010, approximately 55 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 35 per cent at December 31, 2009. The business dynamically hedged at December 31, 2010 comprised 50 per cent of the variable annuity guarantee values, net of amounts reinsured, and generated 35 per cent of the underlying reserve sensitivity to equity market movements from variable annuities, net of amounts reinsured. As a result of these hedges, as at December 31, 2010 approximately 50 per cent of our underlying earnings sensitivity to equity market movements was estimated to be offset by hedges.11

To reduce interest rate risk, we lengthened the duration of our fixed income investments in both our liability and surplus segments by investing cash and trading shorter term bonds for longer term bonds, and by executing lengthening interest rate swaps. These actions, offset by the changes in interest rates and the impact of updates to policyholder liability assumptions during the year, contributed to a net reduction in the sensitivity of net income attributed to shareholders to declines in interest rates.

Other risk reduction actions taken during 2010 include re-pricing and de-risking guaranteed benefit insurance products in Canada and the U.S., and launching new insurance products with lower or limited guarantees. We also launched a lower risk variable annuity product in Japan, an initiative that followed the redesign and re-pricing of our North American variable annuities in 2009. The changes made to our product portfolio have facilitated a desired and ongoing shift in our new business to lower risk product lines with higher profit margins.

[11]	Underlying earnings sensitivity is defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants. For a 10 per cent equity market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity policy liabilities.

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Key Risk Factors

Publicly Traded Equity Performance Risk

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with off-balance sheet products, asset based fees, investments in publicly traded equities supporting general fund products and surplus investments in publicly traded equities.

For off-balance sheet segregated funds or variable annuities, a sustained decline in public equity markets would likely increase the cost of guarantees and reduce asset based fee revenues. A sustained increase in equity market volatility would likely increase the costs of hedging the guarantees provided.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income attributed to shareholders. In addition, to the extent publicly traded equities are held as AFS, other than temporary impairments that arise will reduce income.

Interest Rate Risk

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, off-balance sheet products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and must be re-invested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in net income. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in net income. In addition, decreases in corporate bond spreads and increases in swap spreads will result in an increase in policy liabilities and a reduction in net income. An increase in corporate bond spreads and a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

For off-balance sheet segregated funds or variable annuities, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

Alternative Non-Fixed Income Asset Performance Risk

Alternative non-fixed income asset performance risk arises from general fund investments in commercial real estate, timber properties, agricultural properties, oil and gas properties, and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future policy cash flows in alternative non-fixed income assets, a decline in the value of these assets relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities.

Foreign Exchange Risk

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens, reported earnings would decline and our reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect, and would increase reported Canadian dollar earnings and shareholders’ equity, and would potentially increase our regulatory capital ratios.

Market Risk Management Strategies

Product Design and Pricing

Our product design and pricing standards and guidelines are designed to help ensure our product offerings align with our risk taking philosophy and tolerances, and in particular, that incremental risk generated from new sales aligns with our strategic risk objectives and risk targets. The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies help to mitigate the level of underlying risk. We regularly review and modify all key features within our product offerings, including premiums and fee charges with a goal of meeting both profit and risk targets.

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During 2010, we continued to make changes to our variable annuity and certain long duration guaranteed benefit product offerings. The changes are intended to reduce risks related to movements in public equity markets and interest rates and improve product margins. Although we continue to support long-term guaranteed liabilities with alternative non-fixed income assets, pricing of new product offerings assume a lower portion of assets invested in this category.

Alternative long duration insurance products with lower or more limited investment related guarantees are being developed across the Company for launch throughout 2011. In addition, price increases on new business have recently been implemented on our U.S. universal life no-lapse guarantee product, U.S. long-term care insurance and Canadian level cost of insurance universal life product lines. Variable annuity offerings continued to be de-risked in 2010, particularly in Japan, and virtually all new business sold continues to be dynamically hedged.

Variable Annuity Guarantee Dynamic Hedging Strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital, to both public equity and bond fund performance and interest rate movements. The objective of the dynamic hedging strategy is to offset as closely as possible, the change in our internally defined economic value of guarantees, with the profit and loss from our hedge asset portfolio. The internal economic value of guarantees moves in close tandem with, but not exactly as, our variable annuity guarantee policy liabilities, as it reflects best estimate liabilities and does not include any liability provisions for adverse deviations.

Our current hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and execute lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance (delta) and interest rate movements (rho) arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change, and the liability delta and rho change, in order to maintain the hedged position within established limits. We may consider the use of additional hedge instruments opportunistically in the future.

We employ dynamic hedging for virtually all new variable annuity guarantee business when written, or as soon as practical thereafter, and just over half of our in-force variable annuity guarantee values were dynamically hedged as at December 31, 2010. We intend to initiate dynamic hedging for incremental amounts of in-force business not dynamically hedged as market conditions meet our criteria. Public equity risk arising from business not dynamically hedged is managed through our macro equity risk hedging strategy and interest rate risk arising from variable annuity business not dynamically hedged is managed within our asset liability management strategy. During 2010, we initiated dynamic hedging on an additional $19 billion of in-force variable annuity guarantee value.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

■	Policyholder behaviour and mortality experience is not hedged;

■	Provisions for adverse deviation in the policy liabilities are not hedged;

■	A portion of interest rate risk is not hedged;

■	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

■	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

■	Unfavourable realized equity and interest rate volatilities and their correlations may result in higher than expected rebalancing costs; and

■	Not all other risks are hedged.

The risks related to the variable annuity dynamic hedging strategy are expanded on below.

Policy liabilities and MCCSR required capital for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities and have no sensitivity to quarterly changes in implied market volatilities. These long-term forward-looking volatilities assumed for policy liabilities and required capital meet the Canadian Institute of Actuaries and OSFI calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder activity, since the impact of actual longevity and policyholder experience variances cannot be hedged using capital markets instruments.

The variable annuity guarantee dynamic hedging strategy exposes the Company to additional risks. The strategy relies on the execution of derivative transactions in a timely manner and, therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as markets and interest

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rates increase. The dynamic hedging strategy is highly dependent on complex systems and mathematical models that are subject to error, which rely on forward looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the dynamic hedging strategy there may be additional, unidentified risks that may negatively impact our business and future financial results.

There can be no assurance that the Company’s exposure to public equity performance and movements in interest rates will be reduced to within established targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Macro Equity Risk Hedging

The macro equity risk hedging strategy was initiated in the second half of 2010 and is designed to hedge a portion of our earnings sensitivity to public equity markets movements arising from the following sources in order to maintain our overall earnings sensitivity to public equity market movements below targeted levels:

■	Variable annuity guarantees not dynamically hedged;

■	Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged;

■	General fund equity holdings backing non-participating liabilities;

■	Variable life insurance;

■	Variable annuity fees not associated with guarantees; and

■	Fees on segregated funds without guarantees, mutual funds and institutional assets managed.

We currently execute our macro equity risk hedging strategy by shorting equity futures and executing currency futures, and rolling them over at maturity. We may consider the use of alternative long maturity instruments opportunistically in the future. The notional value of equity futures contracts that were shorted as part of our macro equity risk hedging strategy as at December 31, 2010 was approximately $5 billion. Management intends to increase the amount of macro equity hedges on a time-scheduled and market-trigger basis. Management also intends to increase the amount of hedges in order to maintain our overall earnings sensitivity to equity market movements below targeted levels should markets decline.

The macro equity risk hedging strategy exposes the Company to risks. The strategy relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to the risk of increased funding and collateral demands which may become significant as markets increase.

Asset Liability Management Strategy

Our asset liability management strategy is designed to help ensure that the market risks embedded in our assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained below targeted levels. The embedded market risks include risks related to the level and movement of interest rates and credit spreads, public equity market performance, alternative non-fixed income asset performance and foreign exchange rate movements.

General fund product liabilities are segmented into groups with similar characteristics that are supported by specific asset segments. Each segment is managed to a target investment strategy appropriate for the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. Similar strategies are established for assets in the Company’s surplus account. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

We employ matching mandates, target return mandates or a combination of both in managing the assets in each segment. Matching mandates invest in fixed income assets such as publicly traded bonds, private debt and mortgages and seek to match the term profile of the liabilities, subject to the assets available in investment markets. Target return mandates invest a portion in a diversified basket of alternative non-fixed income assets with the remainder invested in fixed income assets and seek to generate returns sufficient to support either guaranteed obligations or to maximize policyholder dividends or credited rates subject to risk and capital constraints for products that generally pass-through investment returns to policyholders. We manage overall allocations to alternative non-fixed income assets to reflect our risk tolerances.

We group our liabilities into four broad categories:

■

Guaranteed products with premiums and benefits that are not adjusted with changes in investment returns and interest rates. We use a combination of matching and target return mandates with the matching mandates supporting obligations within the term period for which fixed income assets are generally available in investment markets.

24	2010 Annual Report

■

Adjustable products which have benefits that are generally adjusted as interest rates and investment returns change, but which have minimum credited rate guarantees. These tend to be supported by target return mandates although segments supporting shorter term liabilities may use matching mandates.

■

Variable annuity guarantee liabilities with benefits and liability amounts that fluctuate significantly with performance of the underlying segregated funds. These tend to be supported by matching mandates.

■	Non-insurance liabilities which are commingled with the assets held in our surplus account. These tend to be supported by a combination of mandates.

In our general fund, we limit concentration risk associated with non-fixed income asset performance by investing in a diversified basket of assets including public and private equities, commercial real estate, timber and agricultural properties, and oil and gas assets. We further diversify risk by managing publicly traded equities and alternative non-fixed income asset investments against established targets and limits, including for industry type and corporate connection, commercial real estate type and geography, and timber and agricultural property geography and crop type.

Authorities to manage our investment portfolios are delegated to investment professionals who manage to benchmarks derived from the target investment strategies established for each segment, including interest rate risk tolerances. Interest rate risk exposure measures are monitored and communicated to portfolio managers with frequencies ranging from daily to annually, depending on the type of liability. Asset portfolio rebalancing, accomplished using cash investments or derivatives, may occur at frequencies ranging from daily to monthly, depending on our established risk tolerances and the potential for changes in the profile of the assets and liabilities.

Our asset liability management strategy incorporates a wide variety of risk measurement, risk mitigation and risk management and hedging processes. The liabilities and risks to which the Company is exposed, however, cannot be completely matched or hedged due to both limitations on instruments available in investment markets and uncertainty of policyholder experience and consequent liability cash flows.

Foreign Exchange Risk Management Strategy

Our foreign exchange risk management strategy is designed to hedge the sensitivity of our regulatory capital ratios to movements in foreign exchange rates. In particular, the objective of the strategy is to offset within acceptable tolerance levels, changes in required capital with changes in available capital that result from movements in foreign exchange rates. These changes occur when assets and liabilities related to business conducted in currencies other than Canadian dollars is translated to Canadian dollars at period ending exchange rates.

Our policy is to generally match the currency of our assets with the currency of the liabilities they support, and similarly, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the currency of our required capital. Where assets and liabilities are not matched, forward contracts and currency swaps are used to stabilize our capital ratios and our capital adequacy relative to economic capital, when foreign exchange rates change.

We have established target levels of risk exposure, measured in terms of potential changes in capital ratios due to foreign exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models. We utilize a Value-at-Risk (“VaR”) methodology quarterly to estimate the potential impact of currency mismatches on our capital ratios.

While our risk management strategy is designed to stabilize capital adequacy ratios, the sensitivity of reported shareholders’ equity and income to foreign exchange rate changes is not hedged.

Sensitivities and Risk Exposure Measures

Caution Related to Sensitivities

In the sections that follow, we have provided sensitivities and risk exposure measures for certain risks. These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or shareholders’ economic value will be as indicated.

Variable Annuity and Segregated Fund Guarantees

Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

2010 Annual Report	25

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees gross and net of reinsurance, and net of the business dynamically hedged.

Variable Annuity and Segregated Fund Guarantees

As at December 31, (C$ million)	2010			2009
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Guaranteed minimum income benefit(1)	$8,202	$6,359	$1,856	$9,357	$6,834	$2,535
Guaranteed minimum withdrawal benefit	62,382	57,331	6,391	58,077	51,669	7,962
Guaranteed minimum accumulation benefit	23,902	25,152	1,980	24,749	25,190	2,213
Gross living benefits(2)	$94,486	$88,842	$10,227	$92,183	$83,693	$12,710
Gross death benefits(3)	16,279	12,736	2,813	18,455	13,282	4,414
Total gross of reinsurance & hedging	$110,765	$101,578	$13,040	$110,638	$96,975	$17,124
Living benefits reinsured	$7,108	$5,506	$1,611	$8,012	$5,818	$2,200
Death benefits reinsured	4,924	4,070	1,052	5,985	4,639	1,577
Total reinsured	$12,032	$9,576	$2,663	$13,997	$10,457	$3,777
Total, net of reinsurance	$98,733	$92,002	$10,377	$96,641	$86,518	$13,347
Living benefits dynamically hedged	$44,606	$44,827	$2,685	$24,399	$24,137	$1,782
Death benefits dynamically hedged	4,685	3,032	424	481	317	10
Total dynamically hedged	$49,291	$47,859	$3,109	$24,880	$24,454	$1,792
Living benefits retained	$42,772	$38,509	$5,931	$59,772	$53,738	$8,728
Death benefits retained	6,670	5,634	1,337	11,989	8,326	2,827
Total, net of reinsurance & dynamic hedging	$49,442	$44,143	$7,268	$71,761	$62,064	$11,555

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liability established for these benefits was $3,101 million at December 31, 2010 (2009 – $1,671 million). These policy liabilities include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $2,083 million at December 31, 2010 (2009 – $1,738 million). The policy liabilities for the hedged business were $1,018 million at December 31, 2010 (2009 – $(67) million). The increase in the policy liabilities for the hedged business was primarily due to the change in the value of the dedicated hedge asset portfolio and the adverse impact from basis changes. The year over year increase in policy liabilities related to the unhedged business was due primarily to the adverse impacts from basis changes and interest rate movements, offset by the favourable impact of improved public equity markets.

Variable Contracts with Guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment categories for variable contracts with guarantees

Investment category

As at December 31, (C$ millions)	2010	2009
Equity funds	$37,258	$35,883
Balanced funds	57,376	53,588
Bond funds	10,407	9,810
Money market funds	2,796	3,497
Other fixed interest rate investments	1,565	1,717
Total	$109,402	$104,495

Publicly Traded Equity Performance Risk

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity policy liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on

26	2010 Annual Report

shareholders’ net income. We assume that for a 10, 20 and 30 per cent decrease in the market value of public equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of public equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

Exposures at December 31, 2010 declined as compared to December 31, 2009 primarily due to improvements in global equity markets, the additional in-force variable annuity business we initiated dynamic hedging for, and the implementation of our macro equity risk hedging strategy. The increases in the policy liabilities as a result of our annual review of policy valuation assumptions and impact of currency movements partially offset these changes.

As at December 31, 2010 the change in the value of the hedge assets was estimated to offset 50 per cent of the underlying impact on net income attributed to shareholders12 from a 10 per cent decline in publicly traded equity value (2009 – nine per cent), assuming that the change in value of the dynamic hedge assets does not completely offset the change in the related variable annuity guarantee liabilities. The Company targets to have hedge assets mitigate 60 per cent of the underlying impact by the end of 2012 and 75 per cent of the underlying impact by the end of 2014.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2010
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(4,840)	$(2,940)	$(1,300)	$1,010	$1,830	$2,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(270)	(180)	(90)	100	200	300
Total underlying sensitivity	$(5,380)	$(3,300)	$(1,480)	$1,200	$2,210	$2,870
Impact of hedge assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	1,680	980	400	(260)	(440)	(560)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$2,950	$1,830	$820	$(680)	$(1,290)	$(1,830)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,930)	$(1,710)	$(740)	$460	$810	$870
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	55%	55%	55%	57%	58%	64%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	46%	48%	50%	62%	63%	70%

(1)	See “Caution Related to Sensitivities” above.

(2)

Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)

This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

[12]

Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

2010 Annual Report	27

As at December 31, 2009
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(4,510)	$(2,720)	$(1,220)	$940	$1,450	$1,650
Asset based fees	(240)	(160)	(80)	80	160	240
General fund equity investments(4)	(280)	(160)	(60)	90	180	270
Total underlying sensitivity	$(5,030)	$(3,040)	$(1,360)	$1,110	$1,790	$2,160
Impact of hedge assets
Variable annuity dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the hedged guarantee policy liabilities	660	370	160	(140)	(260)	(350)
Net impact assuming the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(4,370)	$(2,670)	$(1,200)	$970	$1,530	$1,810
Impact of assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(200)	(90)	(40)	(20)	(60)	(110)
Net impact assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	$(4,570)	$(2,760)	$(1,240)	$950	$1,470	$1,700
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges completely offset related liability changes	13%	12%	12%	13%	15%	16%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges do not completely offset related liability changes(4)	9%	9%	9%	14%	18%	21%

(1)	See “Caution Related to Sensitivities” above.

(2)

Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at December 31, 2009, but before the offset of hedge assets or other risk mitigants (which were the same as those as at September 30, 2010).

(3)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedges is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

(4)

This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging.

As at December 31, (C$ millions)	2010	2009
For variable annuity guarantee dynamic hedging strategy(1)	$4,200	$1,900
For macro equity risk hedging strategy	5,100	–
Total	$9,300	$1,900

(1)	Reflects net short and long positions for exposures to similar exchanges.

Potential impact on shareholders’ economic value13 arising from changes to public equity returns

The impact on shareholders’ economic value resulting from an immediate 10, 20 and 30 per cent decline in market values of publicly traded equities was estimated as a decrease of $750 million, $1,700 million and $2,810 million, respectively, as at December 31, 2010 ($1,180 million, $2,570 million and $4,200 million as at December 31, 2009). The impact on shareholders’ economic value resulting from an immediate 10, 20 and 30 per cent increase in market values of publicly traded equities was estimated as a gain of $620 million, $1,170 million and $1,690 million, respectively, as at December 31, 2010 ($1,040 million, $2,020 million and $2,910 million as at December 31, 2009).

The impact on shareholders’ economic value arising from off-balance sheet products is calculated as the change in the after-tax net present value of projected future best estimate guaranteed benefit payments, reinsurance settlements and fee income and expenses, discounted at market yields. As it relates to variable product guarantees, this net present value is calculated as the average across many investment return scenarios. The impact on shareholders’ economic value arising from each of general fund equity holdings and macro hedge assets is calculated as the after-tax change in the market value of the equity holdings and macro hedge assets, respectively. We use the same assumptions with respect to the amount of the change in policy liabilities related to dynamically hedged variable annuities that is offset by hedge assets as outlined above. Actual experience may vary from these assumptions.

[13]	Shareholders economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

28	2010 Annual Report

Changes in equity markets impact our available and required components of the MCCSR ratio. The following table shows the potential impact to MLI’s MCCSR ratio resulting from changes in public equity market values, assuming that the change in the value of the hedge assets does not completely offset the change of the related variable annuity guarantee liabilities.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (1) ,(2)

As at December 31,	2010						2009
(percentage points)	-30%	-20%	-10%	10%	20%	30%	-30%	-20%	-10%	10%	20%	30%
Impact on MLI MCCSR	(27)	(16)	(7)	7	15	24	(42)	(25)	(11)	13	25	32

(1)	See “Caution Related to Sensitivities” above.
(2)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

Interest Rate Risk

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities. We also assume no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1)

As at December 31, (C$ millions)	2010		2009
	-100bp	+100bp	-100bp	+100bp
General fund products(2)	$(1,400)	$1,200	$(1,900)	$1,500
Variable annuity guarantees(3)	(400)	300	(300)	100
Total	$(1,800)	$1,500	$(2,200)	$1,600

(1)	See “Caution Related to Sensitivities” above.
(2)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(3)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decline in exposures was primarily driven by the actions to extend the duration of our fixed income investments supporting policyholder liabilities. These impacts were partially offset by generally lower interest rates in the markets where we operate and the impact of increases to policy liabilities as a result of our annual review of policy valuation assumptions.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available. As at December 31, 2010 the AFS fixed income assets held in the surplus segment were in a net after-tax unrealized gain position of $186 million (gross after-tax unrealized gains were $390 million and gross after-tax unrealized losses were $204 million).

The following table shows the potential impact on net income attributed to shareholders including the change in the market value of fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including on the change in market value of AFS fixed income assets in the surplus segment(1),(2)

As at December 31, (C$ millions)	2010		2009
	-100bp	+100bp	-100bp	+100bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,800)	$1,500	$(2,200)	$1,600
Impact of the change in the market value of AFS fixed income assets held in the surplus segment (after-tax)(2)	$1,200	$(900)	$600	$(500)
Including 100% of the change in the market value of fixed income assets held in the surplus segment(2)	$(600)	$600	$(1,600)	$1,100

(1)	See “Caution Related to Sensitivities” above.
(2)

The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss. The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

2010 Annual Report	29

Potential impact on shareholders’ economic value of an immediate one per cent parallel change in interest rates14

The impact on shareholders’ economic value of a one per cent decrease and a one per cent increase in government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on interest rates, was a decrease of $840 million and increase of $130 million, respectively, as at December 31, 2010 ($(1,870) million and $1,100 million, respectively, as at December 31, 2009).

The impact on shareholders’ economic value as a result of interest rate changes is calculated as the change in the after-tax net present value of future cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating. For variable annuity guarantees dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The following table shows the potential impact on MLI’s MCCSR ratio from an immediate change in interest rates.

Potential impact on MLI’s MCCSR ratio arising from an immediate one per cent parallel change in interest rates(1)

As at December 31, (percentage points)	2010		2009
	-100bp	+100bp	-100bp	+100bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	(23)	19	(24)	20
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment (after-tax)(2)	(14)	12	(19)	16

(1)	See “Caution Related to Sensitivities” above.

(2)

The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss. The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads(1),(2)

As at December 31, 2010 (C$ millions)	-50bp	+50bp
Corporate spreads(3),(4)	$(500)	$400

(1)	See “Caution Related to Sensitivities” above.

(2)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.

(3)

The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(4)	Corporate spreads are assumed to grade to the long term average over five years.

Potential impact on net income attributed to shareholders arising from changes to swap spreads(1)

As at December 31, 2010 (C$ millions)	-20bp	+20bp
Swap spreads(2)	$200	$(200)
(1)	See “Caution Related to Sensitivities” above.

(2)

The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in swap spreads.

[14]	See “Caution Related to Sensitivities” above.

30	2010 Annual Report

Alternative Non-Fixed Income Asset Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative non-fixed income assets different than the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in alternative non-fixed income asset returns(1),(2)

As at December 31, (C$ millions)	2010		2009
	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(500)	$600	$(400)	$400
Private equities and other alternative non-fixed income assets	(400)	400	(200)	200
Alternative non-fixed income assets	$(900)	$1,000	$(600)	$600

(1)	See “Caution Related to Sensitivities” above.

(2)

This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on non-fixed income asset weightings; (ii) any gains or losses on non-fixed income investments held in the Corporate and Other segment; or (iii) any gains or losses on non-fixed income investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative non-fixed income asset returns.

The increased sensitivity from December 31, 2009 to December 31, 2010 is primarily related to the second order impact of the net decline in interest rates as well as the higher future non-fixed income demand in the Long-Term Care business in the U.S. Insurance segment anticipated from future increases in policyholder premiums.

Potential impact on shareholders’ economic value arising from alternative non-fixed income asset returns

The impact on shareholders’ economic value resulting from a 10 per cent decline in alternative non-fixed income assets was estimated at a loss of $763 million at December 31, 2010 (2009 – $657 million). The impact on shareholders’ economic value resulting from a 10 per cent increase in alternative non-fixed income assets was estimated at a gain of $763 million at December 31, 2010 (2009 – $657 million).15

Foreign Exchange Risk

The following table shows the impact on net income attributed to shareholders of a one per cent change in the Canadian dollar relative to our key operating currencies.

Potential impact on net income attributed to shareholders(1)

	2010		2009
As at December 31, (C$ millions)	+1% strengthening	-1% weakening	+1% strengthening	-1% weakening
1% change relative to the U.S. Dollar	$13	$(13)	$(10)	$10
1% change relative to the Japanese Yen	$1	$(1)	$(3)	$3

(1)

See “Caution Related to Sensitivities” above. Normally, a strengthening Canadian dollar would reduce the Canadian dollar equivalent of our foreign denominated earnings. Applying a one per cent strengthening of the Canadian dollar to the foreign denominated losses experienced in 2010 reduces these losses and therefore would have a positive impact to shareholders’ earnings.

The following table shows the impact on shareholders’ equity of a one per cent change in the Canadian dollar relative to our key operating currencies.

Potential impact on shareholders’ equity(1)

As at December 31, (C$ millions)	2010		2009
	+1% strengthening	-1% weakening	+1% strengthening	-1% weakening
1% change relative to the U.S. Dollar	$(181)	$181	$(166)	$166
1% change relative to the Japanese Yen	$(29)	$29	$(27)	$27

(1)	See “Caution Related to Sensitivities” above.

Liquidity Risk

Liquidity risk is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash and collateral demands.

Key Risk Factors

Manulife Financial is exposed to liquidity risk in each of our operating companies and in our holding company. In the operating companies, expected cash and collateral demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customer

[15]	The impact on shareholders’ economic value arising from alternative non-fixed income assets is calculated as the after-tax change in the market value of the alternative non-fixed income assets.

2010 Annual Report	31

deposit balances, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, investment and hedging activities. Under stressed conditions, unexpected cash and collateral demands could arise primarily from an increase in the level of policyholders either terminating policies with large cash surrender values or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands. The implementation of the Dodd-Frank bill in the United States in 2011 will require certain derivatives to migrate from bilateral arrangements to clearing houses, and this is expected to increase liquidity requirements to support these contracts.

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, may have restrictions on payments which they may make to MFC.

In the normal course of business, third party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the financial crisis of the past three years, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2010.

Risk Management Strategy

Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

We seek to reduce liquidity risk by diversifying our business across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our deposit funded businesses by diversifying our funding sources and appropriately managing the term structure of our funding. We forecast and monitor daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $214.6 billion as at December 31, 2010 (2009 – $203.9 billion).

The market values of our derivative portfolio are periodically stress tested based on shocks to interest rates, underlying indices, and foreign exchange rates to assess the potential collateral and cash settlement requirements under stressed conditions. Increased use of derivatives for hedging purposes has necessitated greater emphasis on measurement and management of contingent liquidity risk. In 2010, comprehensive new liquidity stress testing was implemented which measures, on an integrated basis, the impact of equity market and rate shocks on derivative collateral requirements, reserve requirements, reinsurance settlements, policyholder behaviour and the market value of eligible liquid assets. We manage the asset mix of our balance sheet taking into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the potential additional requirements arising under stressed scenarios, and to allow our liquidity ratios to remain strong.

Consolidated group operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include unencumbered cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. In addition to managing the consolidated liquidity levels, each entity maintains sufficient liquidity to meet its standalone demands.

Manulife Bank has a liquidity risk management policy framework, managed on a standalone basis. The framework includes stress testing, cashflow modeling, a funding plan and a contingency plan. In 2010, the bank established a securitization infrastructure which enables the bank to access a range of funding and liquidity sources.

32	2010 Annual Report

Risk Exposure Measures

Our strategic liquidity ratios are provided in the following table.

As at December 31, (C$ millions)	2010		2009
	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$103,787	$106,341	$99,107	$100,057
Adjusted policy liabilities	$24,467	$32,058	$24,926	$34,535
Liquidity ratio	424%	332%	398%	290%

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors

Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in policy liabilities.

Risk Management Strategy

The Company has established objectives for overall quality and diversification of our general fund investment portfolio and criteria for the selection of counterparties, including derivative counterparties, reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

Our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market-based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

We limit the types of authorized derivatives and applications and require pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies. Derivative counterparty exposure limits are established based on a minimum acceptable counterparty credit rating of A- from internationally recognized rating agencies. We measure derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure, taking into account current exposures and potential future exposures reflecting the level of ceded policy liabilities. We require all reinsurance counterparties and insurance providers to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken with the goal of identifying changes to credit quality, and where appropriate, taking corrective action. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

We establish an allowance for losses on a loan when it becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value when we establish the allowance. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. We base the allowance for loss on current recoverables and ceded policy liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional allowances or asset write-downs will not be required.

Policy liabilities include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account average historical levels and future expectations, with a provision for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates.

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Throughout the recent challenging credit environment, our credit policies and procedures and investment strategies have remained fundamentally unchanged. Credit exposure in our investment portfolio is actively managed to reduce risk and mitigate losses and derivative counterparty exposure is managed proactively. While defaults and downgrades were generally above the historical average in 2009, these measures improved throughout 2010. However, we still expect volatility on a quarterly basis and losses could potentially rise above long-term expected levels.

Risk Exposure Measures

As at December 31, 2010 and December 31, 2009, for every 50 per cent that credit defaults over the next year exceeded the rates provided for in policy liabilities, net income attributed to shareholders would be reduced by $65 million and $73 million, respectively. Downgrades could also be higher than assumed in policy liabilities resulting in policy liability increases and a reduction in net income.

The table below shows net impaired assets and allowances for loan losses.

Net Impaired Assets and Loan Losses

As at December 31, (C$ millions unless otherwise stated)	2010	2009
Net impaired fixed income assets	$536	$625
Net impaired fixed income assets as a per cent of total invested assets	0.27%	0.33%
Allowance for loan losses	$118	$183

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors

We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience and predictive models, and assumptions for future policyholder behavior are based on Company experience and predictive models. Should actual results be materially worse than those assumed in the design, pricing and sale of products, profits will be unfavourably impacted. Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our policy liabilities and the review may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Such assumptions require significant professional judgment, so actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected changes in life expectancy. Policyholder premium payment patterns, policy renewals, and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business and, in certain circumstances, the cost of reinsurance for business already reinsured. Accordingly, we may be forced to incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Risk Management Strategy

We have established a broad framework for managing insurance risk, together with all other elements of product design, product pricing and reinsurance purchase practices, set out by our Product Design and Pricing Policy and Underwriting and Claims Policy, and we have established global product design and pricing standards and guidelines, and reinsurance guidelines, aimed to help ensure our product offerings align with our risk taking philosophy and risk targets, and achieve acceptable profit margins. These cover:

■ product design features	■ pricing methods and assumption setting
■ use of reinsurance	■ stochastic and stress scenario testing
■ pricing models and software	■ required documentation
■ internal risk-based capital allocations	■ review and approval processes
■ target profit objectives	■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, with the goal of meeting corporate standards. Corporate Actuarial approves all policy liability valuation methods and assumptions and approves reinsurance

34	2010 Annual Report

treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses. We also facilitate knowledge transfer between staff working with similar businesses in different geographies in order to leverage best practices.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is US$30 million for a single life (US$35 million for survivorship life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating internationally and insuring a wide range of unrelated risk events.

The Company’s aggregate exposure to each of policyholder behaviour risk and claims risk are managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets. The policyholder behaviour risk targets cover the combined risk arising from policyholder renewal activity, policy lapses and surrenders, withdrawals, premium payment patterns, fund selections, and other policyholder driven activity. The claims risk targets cover the combined risk arising from mortality, longevity and morbidity.

In recent years, policyholder lapses and morbidity related to certain policies have been unfavourable compared to expected levels, resulting in experience losses. We have conducted a thorough review and modified our assumptions for the future to reflect the current experience; however, should experience deteriorate further, additional policy liability increases may be required.

We are currently seeking state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. Our policy liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then policy liabilities would increase accordingly.

Risk Exposure Measures

Fluctuations in claims experience may result in losses. The table below shows the potential change in earnings attributable to shareholders, for every five per cent that actual mortality and morbidity rates over the next year differ from the rates provided for in policy liabilities.

Potential Impact on Net Income Attributed to Shareholders(1),(2)

As at December 31, (C$ millions)	2010		2009
	-5%	+5%	-5%	+5%
Impact of change in mortality rates	$58	$(58)	$58	$(58)
Impact of change in morbidity rates	86	(86)	113	(113)
Total	$144	$(144)	$171	$(171)

(1)	See “Caution Related to Sensitivities” above.
(2)

These exposure measures were determined under the assumption that claims experience would subsequently return to normal levels and as such no change would be required to policy liabilities for future years. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in mortality or morbidity rates.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Key Risk Factors

Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, processing errors, complex modeling, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market risk, liquidity risk and insurance risk.

Risk Management Strategy

Our corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by establishing appropriate internal controls and systems, compensation programs, and by seeking to retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark them against peer companies. We establish enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

2010 Annual Report	35

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing global and local insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations. We determine the nature and amount of insurance coverage we purchase centrally, considering our enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies.

Legal and Regulatory Risk

In addition to the regulatory and capital requirements described under Strategic Risk, the Company is subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. While many of these laws and regulations are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, and damage our reputation. We are also regularly involved in litigation, both as a plaintiff or defendant, which could result in an unfavourable resolution.

Global Compliance oversees our regulatory compliance program and function, supported by designated Chief Compliance Officers in every Division. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company aware of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues and changes and prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and business practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing, privacy (i.e., handling of personal information) and regulatory filings. In addition, we have policies, processes and controls in place to help protect the Company, our customers and other related third parties from acts of fraud and from risks associated with money laundering and terrorist financing. Audit Services and Global Compliance periodically assess the effectiveness of the control environment. For further discussion of government regulation and legal proceedings, refer to “Government Regulation” and “Legal Proceedings” in our most recent Annual Information Form.

Technology, Information Security and Business Interruption Risks

Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Our technology systems infrastructure environment is governed and managed according to operational integrity, data integrity and information security standards and controls. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. We have business continuity, information security and other policies, plans and procedures in place designed to minimize the impact of a business disruption and protect confidential information; however these may not be effective. Disruptions or breaches caused by natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control, could prevent us from effectively operating our business, or adversely impact us from a financial, operational and reputational perspective.

Technology related risks are managed through a systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice designed to ensure to the extent practical, key business functions can continue normal operations effectively and efficiently, in the event of a major disruption. Each business unit is accountable for its own business continuity plans and processes and the global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks, including recruiting programs at every level of the organization, training and development programs, and competitive compensation programs that are designed to attract, motivate and retain high-performing employees.

Model Risk

Our reliance on highly complex models for pricing, valuation and risk measurement, and for input to decision making, is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound, used as intended, and to assess the appropriateness of the inputs, assumptions, calculations and outputs.

36	2010 Annual Report

Environmental Risk

An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Our environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, and is designed to achieve compliance with all applicable environmental laws and regulations. In natural resource management operations, we have specific policies and procedures in place designed to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across our real estate holdings to conserve energy and reduce waste. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Cautionary Statement Concerning Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; climate change; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

2010 Annual Report	37

Note 7    ^    Risk Management

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. The Company manages these risks within an enterprise-wide risk management framework. The Company’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. The Company seeks to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations; by identifying, measuring and monitoring key risks taken; and by executing risk control and mitigation programs.

a)	Market risk

Market risk management strategy overview

The Company’s overall strategy to manage its market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from the Company’s businesses. The following table outlines the Company’s key market risks and identifies the risk management strategies which contribute to managing these risks.

	Publicly traded equity performance risk	Interest rate risk	Alternative non-fixed income asset performance risk	Foreign exchange risk
Product design and pricing	X	X	X	X
Variable annuity guarantee dynamic hedging	X	X		X
Macro equity risk hedging	X			X
Asset liability management	X	X	X	X
Foreign exchange management				X

Key risk factors

Publicly traded equity performance risk

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with off-balance sheet products, asset based fees, investments in publicly traded equities supporting general fund products and surplus investments in publicly traded equities.

For off-balance sheet segregated funds or variable annuities, a sustained decline in public equity markets would likely increase the cost of guarantees and reduce asset based fee revenues. A sustained increase in equity market volatility would likely increase the costs of hedging the guarantees provided.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require the Company to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income attributed to shareholders. In addition, to the extent publicly traded equities are held as AFS, other than temporary impairments that arise will reduce income.

Interest rate risk

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, off-balance sheet products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in net income. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in net income. In addition, decreases in corporate bond spreads and increases in swap spreads will result in an increase in policy liabilities and a reduction in net income. An increase in corporate bond spreads and a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

38	2010 Annual Report

For off-balance sheet segregated funds or variable annuities, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

Alternative non-fixed income asset performance risk

Alternative non-fixed income asset performance risk arises from general fund investments in commercial real estate, timber properties, agricultural properties, oil and gas properties, and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future policy cash flows in alternative non-fixed income assets, a decline in the value of these assets relative to other assets could require the Company to change the investment mix assumed for future cash flows, increasing policy liabilities.

Foreign exchange risk

The Company’s financial results are reported in Canadian dollars. A substantial portion of its business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens, reported earnings would decline and the Company’s reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, the Company’s regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which the Company does business would have the opposite effect, and would increase reported Canadian dollar earnings and shareholders’ equity, and would potentially increase its regulatory capital ratios.

Market risk management strategies

Product design and pricing

The Company’s product design and pricing standards and guidelines are designed to help ensure its product offerings align with its risk taking philosophy and tolerances, and in particular, that incremental risk generated from new sales aligns with its strategic risk objectives and risk targets. The specific design features of the Company’s product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as its associated investment strategies help to mitigate the level of underlying risk. Management regularly reviews and modifies key features within its product offerings, including premiums and fee charges, with a goal of meeting both profit and risk targets.

Variable annuity guarantee dynamic hedging strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital, to both public equity and bond fund performance and interest rate movements. The objective of the dynamic hedging strategy is to offset as closely as possible, the change in the Company’s internally defined economic value of guarantees, with the profit and loss from its hedge asset portfolio. The internal economic value of guarantees moves in close tandem with, but not exactly as, the Company’s variable annuity guarantee policy liabilities, as it reflects best estimate liabilities and does not include any liability provisions for adverse deviations.

The Company’s current hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and execute lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance (delta) and interest rate movements (rho) arising from variable annuity guarantees. The Company dynamically rebalances these hedge instruments as market conditions change, and the liability delta and rho change, in order to maintain the hedged position within established limits. The Company may consider the use of additional hedge instruments opportunistically in the future.

The Company’s variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

■	Policyholder behaviour and mortality experience is not hedged;

■	Provisions for adverse deviation in the policy liabilities are not hedged;

■	A portion of interest rate risk is not hedged;

■	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

■	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

■	Unfavourable realized equity and interest rate volatilities and their correlations may result in higher than expected rebalancing costs; and

■	Not all other risks are hedged.

The variable annuity guarantee dynamic hedging strategy exposes the Company to additional risks. The strategy relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the deriva-

2010 Annual Report	39

tive instruments and to the risk of increased funding and collateral demands which may become significant as markets and interest rates increase. The dynamic hedging strategy is highly dependent on complex systems and mathematical models that are subject to error, which rely on forward looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the dynamic hedging strategy there may be additional, unidentified risks that may negatively impact the Company’s business and future financial results.

Macro equity risk hedging

The macro equity risk hedging strategy was initiated in the second half of 2010 and is designed to hedge a portion of the Company’s earnings sensitivity to public equity market movements arising from the following sources in order to maintain its overall earnings sensitivity to public equity market movements below targeted levels:

■	Variable annuity guarantees not dynamically hedged;

■	Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged;

■	General fund equity holdings backing non-participating liabilities;

■	Variable life insurance;

■	Variable annuity fees not associated with guarantees; and

■	Fees on segregated funds without guarantees, mutual funds and institutional assets managed.

The Company currently executes its macro equity risk hedging strategy by shorting equity futures and executing currency futures, and rolling them over at maturity. The use of alternative long maturity instruments may be considered opportunistically in the future. The macro equity risk hedging strategy exposes the Company to risks. The strategy relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to the risk of increased funding and collateral demands which may become significant as markets increase.

Asset liability management strategy

The Company’s asset liability management strategy is designed to help ensure that the market risks embedded in its assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained below targeted levels. The embedded market risks include risks related to the level and movement of interest rates and credit spreads, public equity market performance, alternative non-fixed income asset performance and foreign exchange rate movements.

General fund product liabilities are segmented into groups with similar characteristics that are supported by specific asset segments. Each segment is managed to a target investment strategy appropriate for the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. Similar strategies are established for assets in the Company’s surplus account. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

Foreign exchange risk management strategy

The Company’s foreign exchange risk management strategy is designed to hedge the sensitivity of its regulatory capital ratios to movements in foreign exchange rates. In particular, the objective of the strategy is to offset within acceptable tolerance levels, changes in required capital with changes in available capital that result from movements in foreign exchange rates. These changes occur when assets and liabilities related to business conducted in currencies other than Canadian dollars is translated to Canadian dollars at period ending exchange rates.

The Company’s policy is to generally match the currency of its assets with the currency of the liabilities they support, and similarly, the Company has a policy of generally matching the currency of the assets in its shareholders’ equity account to the currency of its required capital. Where assets and liabilities are not matched, forward contracts and currency swaps are used to stabilize the Company’s capital ratios and its capital adequacy relative to economic capital, when foreign exchange rates change.

Sensitivities and risk exposure measures

Caution related to sensitivities

In these financial statements, the Company has provided sensitivities and risk exposure measures for certain risks. These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of its internal models. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

40	2010 Annual Report

Variable annuity and segregated fund guarantees

Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees gross and net of reinsurance, and net of the business dynamically hedged.

Variable annuity and segregated fund guarantees

As at December 31,	2010			2009
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$8,202	$6,359	$1,856	$9,357	$6,834	$2,535
Guaranteed minimum withdrawal benefit	62,382	57,331	6,391	58,077	51,669	7,962
Guaranteed minimum accumulation benefit	23,902	25,152	1,980	24,749	25,190	2,213
Gross living benefits(2)	$94,486	$88,842	$10,227	$92,183	$83,693	$12,710
Gross death benefits(3)	16,279	12,736	2,813	18,455	13,282	4,414
Total gross of reinsurance & hedging	$110,765	$101,578	$13,040	$110,638	$96,975	$17,124
Living benefits reinsured	$7,108	$5,506	$1,611	$8,012	$5,818	$2,200
Death benefits reinsured	4,924	4,070	1,052	5,985	4,639	1,577
Total reinsured	$12,032	$9,576	$2,663	$13,997	$10,457	$3,777
Total, net of reinsurance	$98,733	$92,002	$10,377	$96,641	$86,518	$13,347
Living benefits dynamically hedged	$44,606	$44,827	$2,685	$24,399	$24,137	$1,782
Death benefits dynamically hedged	4,685	3,032	424	481	317	10
Total dynamically hedged	$49,291	$47,859	$3,109	$24,880	$24,454	$1,792
Living benefits retained	$42,772	$38,509	$5,931	$59,772	$53,738	$8,728
Death benefits retained	6,670	5,634	1,337	11,989	8,326	2,827
Total, net of reinsurance & dynamic hedging	$49,442	$44,143	$7,268	$71,761	$62,064	$11,555

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liability established for these benefits was $3,101 at December 31, 2010 (2009 – $1,671). These policy liabilities include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $2,083 at December 31, 2010 (2009 – $1,738). The policy liabilities for the hedged business were $1,018 at December 31, 2010 (2009 – $(67)). The increase in the policy liabilities for the hedged business was primarily due to the change in the value of the dedicated hedge asset portfolio and the adverse impact from basis changes. The year over year increase in policy liabilities related to the unhedged business was due primarily to the adverse impacts from basis changes and interest rate movements, offset by the favourable impact of improved public equity markets.

2010 Annual Report	41

Variable life insurance guarantees

Deposits related to variable life insurance contracts are invested in segregated fund accounts, and for certain policies, the Company guarantees a minimum death benefit if certain specified premiums are paid by the policyholder, regardless of segregated fund account performance.

The following table shows selected information regarding the variable life insurance contracts referred to above:

Life insurance contracts with guaranteed benefits

As at December 31,	2010	2009
In the event of death
Account value	$7,824	$7,520
Net amount at risk(1)	$270	$337
Average attained age of contract holders	51	50

(1)

The net amount at risk for these policies is defined as the excess of the sum insured over the current account value, when the account value is zero or where contracts specify guarantees to cover the cost of insurance in the event of insufficient account value.

Variable Contracts with Guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment categories for variable contracts with guarantees

Investment category
As at December 31,	2010	2009
Equity funds	$37,258	$35,883
Balanced funds	57,376	53,588
Bond funds	10,407	9,810
Money market funds	2,796	3,497
Other fixed interest rate investments	1,565	1,717
Total	$109,402	$104,495

Benefits incurred and paid for variable contracts with guarantees

For the year ended December 31, 2010, the Company incurred and paid death benefits of $160 (2009 – $273) and living benefits of $202 (2009 – $294).

Publicly traded equity performance risk – risk exposure measures

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets. While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity policy liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The Company assumes that for a 10, 20 and 30 per cent decrease in the market value of public equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of public equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2010	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(2,930)	$(1,710)	$(740)	$460	$810	$870

(1)	See “Caution related to sensitivities” above.

(2)

The impact for component related to general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

42	2010 Annual Report

As at December 31, 2009(1)	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(4,370)	$(2,670)	$(1,200)	$970	$1,530	$1,810
Impact of assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(200)	(90)	(40)	(20)	(60)	(110)
Net impact assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(4,570)	$(2,760)	$(1,240)	$950	$1,470	$1,700

(1),(2),(3) See notes in the table above.

Exposures at December 31, 2010 declined as compared to December 31, 2009 primarily due to improvements in global equity markets, the additional in-force variable annuity business the Company initiated dynamic hedging for, and the implementation of its macro equity risk hedging strategy. The increases in the policy liabilities as a result of its annual review of policy valuation assumptions and impact of currency movements partially offset these changes.

Interest rate risk – risk exposure measures

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities. The Company also assumes no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1)

As at December 31,	2010		2009
	-100bp	+100bp	-100bp	+100bp
General fund products(2)	$(1,400)	$1,200	$(1,900)	$1,500
Variable annuity guarantees(3)	(400)	300	(300)	100
Total	$(1,800)	$1,500	$(2,200)	$1,600

(1)	See “Caution related to sensitivities” above.

(2)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(3)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decline in exposures was primarily driven by the actions to extend the duration of the Company’s fixed income investments supporting policyholder liabilities. These impacts were partially offset by generally lower interest rates in the markets where we operate and the impact of increases to policy liabilities as a result of the Company’s annual review of policy valuation assumptions.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

Alternative non-fixed income asset performance risk – risk exposure measures

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative non-fixed income assets different than the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in alternative non-fixed income asset returns(1),(2)

As at December 31,	2010		2009
	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(500)	$600	$(400)	$400
Private equities and other alternative non-fixed income assets	(400)	400	(200)	200
Alternative non-fixed income assets	$(900)	$1,000	$(600)	$600

(1)	See “Caution related to sensitivities” above.

(2)

This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on non-fixed income asset weightings; (ii) any gains or losses on non-fixed income investments held in the Corporate and Other segment; or (iii) any gains or losses on non-fixed income investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative non-fixed income asset returns.

The increased sensitivity from December 31, 2009 to December 31, 2010 is primarily related to the second order impact of the net decline in interest rates as well as the higher future non-fixed income demand in the Long-Term Care business in the U.S. Insurance segment anticipated from future increases in policyholder premiums.

2010 Annual Report	43

b)	Foreign currency risk for financial instruments

The Company generally matches the currency of its assets with the currency of the policy liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. The Company’s unmatched currency exposure was primarily limited to its foreign denominated AFS bonds where the unrealized foreign currency exchange gains and losses are recorded in OCI and realized foreign currency exchange gains and losses on sale of AFS bonds are recognized in income. As at December 31, 2010, the Company did not have a material unmatched currency exposure related to these foreign denominated AFS bonds.

c)	Liquidity risk

Liquidity risk is the risk that sufficient funds are available to meet both expected and unexpected cash and/or collateral demands in a timely and cost-effective manner. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either systemically terminating policies with cash surrender values, or not renewing policies when they mature, deposit withdrawals and from an increase in the level of borrowers renewing or extending their loans when they mature.

The Company’s liquidity risk management strategies are designed to ensure that sufficient funds are readily available to meet its financial obligations as they come due. Liquidity risk is mitigated through the Company’s holdings of cash or cash equivalents, investment grade marketable securities and its broad access to various funding sources. The Company maintains centralized pools of high quality liquid assets and investment grade marketable securities to support its operations and contingent liquidity demands. Funding is obtained through policy premiums, deposits, asset securitization, and bank credit and other funding programs.

The Company mitigates liquidity risk by maintaining operating and strategic liquidity levels above minimum internal requirements. Minimum operating liquidity is set at a level of one month’s operating cash outflows. Strategic liquidity is established based on immediate and longer term liquidity requirements under stress conditions whereby policyholder liabilities and unencumbered liquid assets are risk-adjusted for their potential for withdrawals and convertibility to cash respectively. Pledged assets are not considered as available liquid assets to support obligations in either operating or strategic liquidity measures.

The following table outlines the expected maturity of the Company’s significant financial liabilities. The expected maturity dates are based on estimates made by management.

Maturity of financial liabilities(1),(2)

As at December 31, 2010	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$407	$350	$3,047	$1,639	$5,443
Capital instruments(3)	550	–	–	3,518	4,068
Derivative liabilities	144	400	338	2,522	3,404
Bank deposits	13,558	1,462	1,157	123	16,300
Consumer notes	147	159	395	277	978

(1)	The amounts shown above are net of the related unamortized deferred issue costs.

(2)

Class A preferred shares, Series 1 are redeemable by the Company by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015. These shares have not been included in the above table.

(3)	$550 subordinated debentures that were redeemed on February 16, 2011 are included in “Less than 1 year”.

d)	Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to the Company’s general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in policy liabilities. Counterparty credit exposure arises primarily from derivatives and reinsurance activities. Any of the Company’s reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities the Company cedes to them could lead to an increase in policy liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region. Reinsurance counterparty exposure is measured as both current exposure and potential future exposures reflecting the level of ceded liabilities. Reinsurance and insurance counterparties must also meet minimum risk rating criteria.

The Company also ensures where warranted that loans, including mortgages, private placement and bank loans, are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

44	2010 Annual Report

Credit risk associated with derivative counterparties is discussed in note 7(g).

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

As at December 31,	2010	2009
Bonds
Fair value option	$85,040	$71,544
Available-for-sale	16,520	13,563
Loans
Mortgages	31,816	30,699
Private placements	22,343	22,912
Policy loans	6,486	6,609
Bank loans	2,355	2,457
Derivative assets	3,909	2,680
Accrued investment income	1,621	1,540
Other financial assets	2,362	2,402
Total	$172,452	$154,406

Credit quality

For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating. These ratings are updated at least annually.

A write-off is recorded, when internal risk ratings indicate that a loss represents the most likely outcome. The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator.

As at December 31, 2010	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$573	$4,729	$5,659	$9,084	$1,000	$1,298	$22,343
Mortgages	2,039	1,735	3,226	12,743	809	360	20,912
Total	$2,612	$6,464	$8,885	$21,827	$1,809	$1,658	$43,255

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”. The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery. Write-offs, net of recoveries, are deducted from the allowance for credit losses. All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment by credit quality indicator.

As at December 31, 2010	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$–	$9,038	$1,866	$–	$10,904
Bank loans	1	446	1,883	25	2,355
Total	$1	$9,484	$3,749	$25	$13,259

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing OTTI on AFS securities. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as fair value which it deems represents an impairment.

2010 Annual Report	45

The following table summarizes the carrying value of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at December 31, 2010	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$1	$3	$4	$152
Available-for-sale	–	–	–	34
Loans
Private placements	304	–	304	265
Mortgages and bank loans	49	63	112	83
Other financial assets	15	20	35	2
Total	$369	$86	$455	$536

	Past due but not impaired
As at December 31, 2009	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$50	$–	$50	$139
Available-for-sale	78	3	81	7
Loans
Private placements	152	1	153	361
Mortgages and bank loans	56	49	105	118
Other financial assets	4	32	36	–
Total	$340	$85	$425	$625

The following table summarizes the Company’s loans that are considered impaired.

Impaired loans as at and for the year ended December 31, 2010	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$349	$421	$84	$445	$–
Mortgages and bank loans	117	124	34	186	–
Total	$466	$545	$118	$631	$–

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Impaired loans as at and for the year ended December 31, 2009	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$489	$496	$128	$467	$–
Mortgages and bank loans	173	180	55	147	–
Total	$662	$676	$183	$614	$–

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the years ended December 31,	2010			2009
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$55	$128	$183	$43	$165	$208
Provisions	45	70	115	56	81	137
Recoveries	(11)	(33)	(44)	(6)	(63)	(69)
Write-offs(1)	(55)	(81)	(136)	(38)	(55)	(93)
Balance, December 31	$34	$84	$118	$55	$128	$183

(1)	Includes disposals and impact of currency translation.

46	2010 Annual Report

e)	Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2010, the Company had loaned securities (which are included in invested assets) with a market value of $1,650 (2009 – $1,221). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments. As at December 31, 2010 the Company had engaged in reverse repurchase transactions of $578 (2009 – $2,590) which are recorded as a short-term receivable. There were outstanding repurchase agreements of $461 as at December 31, 2010 (2009 – nil).

f)	Mortgage securitization

The Company securitizes insured fixed and variable rate commercial and residential mortgages through creation of mortgage backed securities under the Canadian Mortgage Bond Program and Government of Canada NHA MBS Auction program. The Company also securitizes the Home Equity Lines of Credit (“HELOC”) through transfers of assets to a special purpose entity or trust that issues securities to investors. The Company retains the servicing responsibilities for these mortgages.

The following table summarizes the Company’s securitization and sales activity and its impact on the Consolidated Statement of Operations:

For the year ended December 31, 2010	HELOCs	Commercial mortgages
Securitized and sold	$500	$74
Gross cash proceeds	500	74
Retained interests	26	8
Cash flow received on retained interest	–	9
Pre-tax gain on sale, net of issuance costs	16	7
Retained interest assumptions, as at the date of securitization
Weighted average life (years)	n/a	2.6
Excess spread	1.2%	2.2%
Discount rate	3.0%	2.0%

There were no securitization and sales activity relating to residential mortgages in 2010.

During 2009, there were no significant securitization and sales activities.

The following table presents the Company’s key assumptions and sensitivity of the fair value of the retained interest to adverse change in those assumptions. As the sensitivity is hypothetical, it should be viewed with caution.

As at December 31, 2010	HELOCs(1)	Commercial mortgages
Fair value of retained interests	$26	$24
Weighted average life (years)	n/a	2.3
Excess spread(2)	1.0%	2.7%
Impact on fair value of a 10% adverse change	$(2)	n/a
Impact on fair value of a 20% adverse change	$(5)	n/a
Discount rate	3.0%	1.8%
Impact on fair value of a 10% adverse change	$–	$(2)
Impact on fair value of a 20% adverse change	$–	$(5)

(1)	Prepayment rate assumptions are not applicable for HELOCs due to the nature of the revolving lines of credit with no fixed payment schedules.

(2)

Excess spread assumptions are not applicable for commercial mortgages as the rates are fixed. Excess spread is the excess of interest received on the underlying loan and the interest paid on the issued security.

There are no expected credit losses as the loans are government guaranteed.

The following table presents information about loans managed for components of reported and securitized assets.

As at December 31, 2010
Mortgages	$33,929
Other loans	2,335
Total loans managed(1)	$36,264
Less: mortgages securitized(2)	(901)
Less: third party owned mortgages and other loans	(3,547)
Total mortgages reported on the Consolidated Balance Sheet	$31,816

(1)	Includes $90 of impaired loans, $50 in allowance for credit losses and $0.2 in net write-offs.

(2)	The maximum exposure to loss is nil as all loans are government guaranteed.

2010 Annual Report	47

g)	Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position (excluding any offsetting contracts in negative positions). The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher. As at December 31, 2010, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 31 per cent (2009 – 26 per cent). The largest single counterparty exposure as at December 31, 2010 was $954 (2009 – $561). The Company’s net exposure to credit risk was mitigated by $1,226 fair value of collateral held as security as at December 31, 2010 (2009 – $1,148). In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at December 31, 2010, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $465 (2009 – $903). Without master netting agreements, maximum exposure to credit risk would have been $4,101 (2009 – $2,680).

h)	Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits with the objective of ensuring that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2010	2009
Bonds and private placements rated as investment grade BBB or higher(1)	95%	95%
Government bonds as a per cent of total bonds	42%	31%
Government private placements as a per cent of total private placements	17%	15%
Highest exposure to a single non-government bond and private placement issuer	$622	$696
Largest single issuer as a per cent of the total stock portfolio	2%	7%
Income producing commercial office properties (2010 – 82% of total real estate, 2009 – 80%)	$5,188	$4,725
Largest concentration of mortgages and real estate(2) – Ontario, Canada (2010 – 26%, 2009 – 26%)	$9,959	$9,402

(1)	Investment grade bonds and private placements include 29% rated A, 19% rated AA and 27% rated AAA (2009 – 31%, 19% and 20%, respectively) based on external ratings where available.

(2)	Mortgages and real estate are diversified geographically and by property type.

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and private placements

As at December 31,	2010		2009
	Carrying value	% of total	Carrying value	% of total
Government & agency	$46,598	38	$29,651	28
Financial	20,724	17	21,647	20
Utilities	17,760	14	17,076	16
Energy	8,478	7	8,271	8
Industrial	6,948	6	6,413	6
Securitized (ABS/MBS)	6,787	5	7,691	7
Consumer (non-cyclical)	5,561	4	5,474	5
Other	11,047	9	11,796	10
Total	$123,903	100	$108,019	100

i)	Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities. The development of assumptions for future claims are based on Company and industry experience and predictive models; assumptions for policyholder behaviours are based on Company experience and predictive models. Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

48	2010 Annual Report

Manulife Financial manages insurance risk through global product design, pricing standards and guidelines and a global life underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 to US$30 and for survivorship life insurance from US$25 to US$35. Lower limits are applied in some markets and jurisdictions. Manulife Financial further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

j)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2010	2009
Direct premium income	$23,033	$26,496
Reinsurance assumed	1,285	1,498
Reinsurance ceded	(5,967)	(5,048)
Total premium income	$18,351	$22,946

2010 Annual Report	49

Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described below. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes (other than income taxes) and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the prudent end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality

Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force life insurance policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Where mortality rates are lower than assumed for life insurance the result is favourable, and where mortality rates are higher than assumed for payout annuities, mortality results are favourable. Overall 2010 experience was favourable when compared with our assumptions. Consistent with this experience, changes to future expected mortality assumptions in the policy liabilities in 2010 resulted in a reduction in policy liabilities.

Morbidity

Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Our most significant morbidity risk relates to future expected claims costs for long-term care insurance. Overall 2010 experience was unfavourable when compared with our assumptions. Consistent with this experience, changes in future expected long-term care claims cost assumptions in the policy liabilities in 2010 resulted in an increase in policy liabilities. A comprehensive morbidity experience review was completed in 2010, including assumptions related to in-force price increases.

50	2010 Annaul Report

Policy Termination and Premium Persistency

Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2010 experience was unfavourable when compared to our assumptions. A number of revisions were made to future expected policyholder behaviour assumptions in 2010 to reflect the emerging experience resulting in significant increases in policy liabilities in 2010.

Expenses and Taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2010 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns

We segment assets to support liabilities by business segment and geographic market and establish investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. In 2010, actual investment returns were unfavourable when compared to our assumptions. For assets backing liabilities, unfavourable results from interest rate movements and some non-fixed income asset classes including oil and gas offset the favourable impact of credit related items on bonds and mortgages and most other non-fixed income asset classes including real estate and public and private equities. Actual investment experience for segregated fund business from changes in market value of funds under management was unfavourable.

Foreign Currency

Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from movements in currency exchange rates. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products

Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The aggregate provision for adverse deviation is the sum of the provisions for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. The fees that are in excess of this limitation are reported as an additional margin and are shown in segregated fund non-capitalized margins.

2010 Annaul Report	51

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31,
(C$ millions)	2010	2009
Best estimate actuarial liability(1)	$109,907	$103,844
Provision for adverse deviation
Insurance risks (mortality/morbidity)	$8,444	$7,663
Policyholder behavior (lapse/surrender/premium persistency)	3,089	2,975
Expenses	1,589	1,243
Investment risks (non-credit)	16,576	15,601
Investment risks (credit)	1,264	1,534
Segregated fund guarantees	3,012	1,405
Other	29	40
Total provision for adverse deviation (PfAD)(1)	$34,003	$30,461
Segregated funds – additional margins	11,032	11,627
Total of PfAD and additional segregated fund margins	$45,035	$42,088

(1)

Reported actuarial liabilities as at December 31, 2010 of $143,910 (2009 – $134,305) are composed of $109,907 (2009 – $103,844) of best estimate actuarial liability and $34,003 (2009 – $30,461) of PfAD.

The change in PfAD from period to period is impacted by changes in liability and asset composition, by movements in currency and movements in interest rates and by material changes in valuation assumptions. The increase in PfAD for insurance risks was driven by higher claims costs for LTC business as a result of valuation basis changes. The net increase in the investment risk PfAD was as a result of the Q3 2010 valuation basis changes and the lower interest rate environment, offset partially by the lengthening of the duration of the fixed income portfolios beginning in Q3 2010 and continuing in Q4.

Sensitivity of Earnings to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in non-economic and certain asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one assumption changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Sensitivity of Earnings to Changes in Non-economic Assumptions

For the years ended December 31, (C$ millions)	Decrease in After-Tax Income
	2010	2009
Policy Related Assumptions
2% adverse change in future mortality rates(1)
Products where an increase in rates increases policy liabilities	$(300)	$(200)
Products where a decrease in rates increases policy liabilities	(300)	(300)
5% increase in future morbidity rates(2),(3)	(1,100)	(1,100)
10% adverse change in future termination rates	(1,000)	(1,000)
5% increase in future expense levels	(300)	(300)

(1)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(2)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(3)

The impacts of the sensitivities on LTC for morbidity, mortality and lapse are assumed to be moderated by partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval.

52	2010 Annaul Report

Sensitivity of Earnings to Changes in Asset Related Assumptions

As at December 31, (C$ millions)	Increase (Decrease) in After-Tax Income
	2010		2009
	Increase	Decrease	Increase	Decrease
Asset Related Assumptions Updated Periodically in Valuation Basis Changes
100 basis point change in ultimate fixed income re-investment rates(1)	$1,500	$(1,900)	$1,200	$(1,700)
100 basis point change in future annual returns for public equities(2)	900	(900)	1,000	(1,000)
100 basis point change in future annual returns for other non-fixed income assets(3)	3,100	(2,900)	2,200	(2,300)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	400

(1)

Current URRs in Canada are 1.9% per annum and 3.8% per annum for short and long-term bonds, respectively, and in the U.S. are 1.6% per annum and 4.0% per annum for short and long-term bonds, respectively. Since the URRs are based upon a five and ten year rolling average of government bond rates continuation of current rates or a further decline could have a material impact on income. However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)

Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong. These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation. The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $700 (December 31, 2009 – $800). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(800) (December 31, 2009 – $(900)).

(3)

Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities. The increased sensitivity from December 31, 2009 to December 31, 2010 is primarily related to the second order impact of the net decline in interest rates as well as the higher future non-fixed income demand in the Long-Term Care business anticipated from future increases in policyholder premiums.

(4)

Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

The increase in the sensitivity to changes in market interest rates is primarily due to the impact of the current lower market interest rates on liabilities with minimum interest guarantees and the impact of changes in lapse assumptions. Under Canadian GAAP, we must test a number of prescribed interest scenarios. The interest scenario we have adopted uses the structure of the prescribed scenario that currently produces the highest policy liability, which is a gradual grading of market interest rates from current market levels to assumed ultimate re-investment rates over 20 years, with additional prudence introduced through use of lower ultimate re-investment rates than the maximum prescribed levels. The decrease in sensitivity to public equity market returns is mostly due to the reduction in public equities supporting general fund policy liabilities. Sensitivity to other non-fixed income assets has increased from 2009 due to the projected additional acquisitions of non-fixed income assets modeled in the valuation resulting from the net decline in interest rates and valuation basis changes in 2010, most notably higher anticipated demand in the Long-Term Care segment from the anticipated policy premium increases.

Review of Actuarial Methods and Assumptions

The 2010 full year review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $2,871 million. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributable to shareholders of $2,072 million post-tax.

The comprehensive 2010 review of valuation methods and assumptions was completed in the third quarter of 2010. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of emerging actuarial and investment experience and the economic environment as well as a potential change to the actuarial standards in 2011 to include future mortality improvements in the valuation of policy liabilities, are likely to result in future changes to the valuation assumptions, which could be material.

2010 Annaul Report	53

The following table summarizes the full year pre-tax policy liability impact of the basis changes by key category, as well as the corresponding impact on shareholders’ net income (post-tax).

(C$ millions) Assumption	Policy Liabilities	Net Income Attributable to Shareholders
Mortality and morbidity
Long-term care	$1,161	$(755)
Other	(258)	182
Lapses and policyholder behaviour	650	(487)
Expenses	(153)	127
Investment returns
Variable annuity parameter update	872	(665)
Ultimate reinvestment rates/grading for corporate spreads	441	(309)
Other	141	(219)
Other valuation model methodology and model refinements	17	54
Net Impact	$2,871	$(2,072)

NOTE: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in reported segmented earnings.

Long-term care mortality and morbidity changes

JH LTC completed a comprehensive long-term care claims experience study, including estimated favourable impacts of in-force rate increases. As a result:

■

Expected claims costs increase primarily due to increased ultimate incidence at higher attained ages, anti-selection at older issue ages and improved mortality, partially offset by better experience on business sold in the last seven years due to evolving underwriting tools. These collectively resulted in an increase in Active Life Reserves of $3.2 billion.

■	Disabled Life Reserves were also strengthened by $0.3 billion to reflect emerging continuance and salvage experience for Retail and Fortis blocks.

■	Claims margins were harmonized for the pre and post rate stabilization blocks. The reduction in margins resulted in a reserve release of $0.2 billion.

■

Expected future premium increases reduced reserves by $2.2 billion resulting in a total of $3.0 billion of future premium increases assumed in the reserves. Premium increases averaging approximately 40 per cent have been sought on 80 per cent of the in-force business. We have factored into our assumptions our best estimate of the timing and amount of state approved premium increases. Our actual experience obtaining price increases could be materially different than we have assumed, resulting in further policy liability increases or reserve releases which could be material.

Other mortality and morbidity changes

Policy liabilities were reduced primarily due to improved mortality in Canadian individual insurance.

Lapse and policyholder behavior assumptions

Policy liabilities were increased by:

■	$338 million to better reflect emerging recent lower lapse experience on U.S. and Canadian variable annuity business contracts that are in-the-money,

■	$265 million for emerging experience on renewal term business in Canadian individual insurance, and

■	$47 million attributed to emerging termination experience for protection businesses in Asia.

Expenses

Policy liabilities were reduced by $153 million to reflect lower investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses across several U.S. business lines.

Variable annuity parameter updates

The annual update to stochastic parameters used to calculate variable annuity policy liabilities resulted in a $461 million reserve strengthening in the U.S., $247 million in Japan and $164 million in Canada. Of this total strengthening, $416 million was related to updates to equity volatility parameters and $456 million was related to updates to mean bond returns.

Stochastic parameters are reviewed annually as part of our method and assumption review. Equity volatility parameters were updated to reflect experience observed in 2009. The resulting volatility parameters were increased from 15.55% to 16.55% in the U.S. and from 16.55% to 18.05% in Canada.

54	2010 Annaul Report

Bond mean returns were also adjusted to reflect the recent market yield environment. Assumed bond mean returns were decreased by 50 basis points in the U.S. and 80 basis points in Canada, while in Japan the bond mean returns increased by 25 basis points.

Other investment returns

Changes to the URRs and assumptions for expected future fixed income spreads contributed to an increase in policy liabilities of $441 million. Policy liabilities were increased by $141 million due to enhancements of asset modeling across several business units.

Other valuation model methodology and model refinements

A number of business specific modeling refinements were made to improve the projection of the future cash flows on in-force business, netting to a reserve increase of approximately $17 million. The two main items consisted of the modeling of tax cash flows, which netted to a reserve release of approximately $195 million, offset by several refinements to modeling of liability cash flows.

The 2009 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $1,878 million. Net of the impacts on participating surplus, minority interests, and restatement of prior period retained earnings, this resulted in a decrease in 2009 shareholders’ pre-tax income of $1,624 million.

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

2010 Policy Liability Movement Analysis

(C$ millions)	Asia Division	Canadian Division	U.S. Insurance	U.S. Wealth Management	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2010	$17,877	$38,876	$54,004	$29,384	$1,693	$(147)	$141,687
New business	(91)	707	1,327	1,550	(4)	–	3,489
In-force movement	3,772	2,405	3,822	(1,505)	(106)	(108)	8,280
Changes in methods and assumptions	214	360	1,727	504	67	(1)	2,871
Currency impact	228	(2)	(2,984)	(1,522)	(112)	9	(4,383)
Total net changes	$4,123	$3,470	$3,892	$(973)	$(155)	$(100)	$10,257
Balance, December 31, 2010	$22,000	$42,346	$57,896	$28,411	$1,538	$(247)	$151,944

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities. New business policy liability impact is negative when estimated future premiums together with future investment income, is expected to be more than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar relative to the U.S. dollar. To the extent assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The in-force movement over the year is an increase of $8,280 million. A significant part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The large reduction of $1,505 million for in-force movements on the U.S. Wealth Management block includes a reduction from net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The decrease in the Corporate and Other segment is related to the John Hancock Accident and Health operation that is closed to new business and running off.

The increase of $2,871 million from changes in methods and assumptions includes a comprehensive review of all valuation methods and assumptions and results in a decrease in pre-tax earnings.

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Of the $11,769 million net increase in policy liabilities related to new business and in-force movement, $10,882 million is an increase in actuarial liabilities. The remaining is an increase of $887 million in other policy liabilities.

2009 Policy Liability Movement Analysis

(C$ millions)	Asia Division	Canadian Division	U.S. Insurance	U.S. Wealth Management	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2009	$18,692	$35,171	$53,920	$36,655	$1,854	$52	$146,344
New business	(232)	1,372	801	4,665	(19)	–	6,587
In-force movement	1,509	2,235	7,476	(7,161)	(58)	(239)	3,762
Changes in methods and assumptions	737	102	165	456	132	15	1,607
Currency impact	(2,829)	(4)	(8,358)	(5,231)	(216)	25	(16,613)
Total net changes	$(815)	$3,705	$84	$(7,271)	$(161)	$(199)	$(4,657)
Balance, December 31, 2009	$17,877	$38,876	$54,004	$29,384	$1,693	$(147)	$141,687

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar relative to the U.S. dollar and Japanese Yen. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $7,161 million for in-force movements on the U.S. Wealth Management block includes $2,438 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized, as well as a material reduction in reserves for segregated fund guarantee products from improved equity markets. A significant part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The decrease in the Corporate and Other segment is related to the transfer of certain reserves held in this segment at prior year end back to the operating units.

The increase of $1,607 million from changes in methods and assumptions is net of $271 million which was reflected as an adjustment to the 2008 opening policy liabilities at then current foreign exchange rates. This change in methods and assumptions results in a decrease in pre-tax earnings.

Of the $10,349 million net increase in policy liabilities related to new business and in-force movement, $9,944 million is an increase in actuarial liabilities. The remaining is an increase of $405 million in other policy liabilities.

Fair Value of Invested Assets

A large portion of the Company’s invested assets are recorded at fair value. Refer to note 1 of the 2010 consolidated financial statements for a description of the methods used in determining fair value for applicable invested assets. When quoted prices in active markets are not available for a particular investment, significant judgment is required to determine an estimated fair value based on market standard valuation methodologies. The market standard valuation methodologies utilized by the Company include discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs to these market standard valuation methodologies include, but are not limited to: current interest rates or yields for similar instruments, credit rating of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, tenor (or expected tenor) of the instrument, management’s assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management’s judgments about the key market factors impacting these financial instruments. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company’s ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

Evaluation of Invested Asset Impairment

AFS equity and fixed income securities are carried at fair market value, with changes in fair value recorded in Other Comprehensive Income (“OCI”). AFS securities are considered impaired when fair value falls below their original cost. Impaired securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in income at such time as the impairment is determined to be other than temporary.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment is other than temporary and in assessing fair values and recoverable values. Key matters considered include economic factors, company and industry specific developments and specific issues with respect to single issuers and borrowers. For fixed income securities, the Company’s ability and intent to hold a security may also be considered in the impairment assessment.

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Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 7 to the consolidated financial statements.

Derivative Financial Instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate, equity and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain guarantee related actuarial liabilities. Refer to note 5 of the 2010 consolidated financial statements for a description of the methods used to determine the fair value of derivatives.

The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations and different interpretations or estimates may have a material effect on the amount reported in net income.

Variable Interest Entities (“VIEs”)

When an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined under GAAP. When the Company is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 17 to the consolidated financial statements, certain VIEs have been consolidated into the general fund and certain VIEs have been consolidated on the segregated funds statements of net assets. The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze whether it is the primary beneficiary of any entities that are determined to be VIEs. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests. For further details on the Company’s involvement with VIEs, see note 17 to the consolidated financial statements.

Employee Future Benefits

The Company has a number of plans providing pension (defined benefit and defined contribution) and other benefits to eligible employees and agents after employment. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates and compensation increase rates. These assumptions are determined by management and are reviewed annually. Differences between actual and assumed experience may affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of estimated liabilities to these assumptions, are presented in note 16 to the consolidated financial statements.

Contributions to the defined benefit pension and funded post-employment plans is also subject to various projections and assumptions based on the demographic profile of the membership, expected rates of return on plan assets and compensation increase rates, as presented in note 16 to the consolidated financial statements.

The Company’s broad-based pension plans are funded in accordance with actuarially determined amounts required to satisfy any applicable pension regulations. During 2010, the Company contributed $48 million (2009 – $48 million) to the broad-based pension plans and as at December 31, 2010, the shortfall of fair value of plan assets over plan obligations amounted to $119 million (2009 – $170 million), as presented in note 16 to the consolidated financial statements. For 2011, the required funding for the Company’s largest Canadian and U.S. pension plans is expected to be in the range of $10 to $50 million.

The Company’s supplemental pension plans for executives are for the most part unfunded. As at December 31, 2010, the shortfall of fair value of plan assets over plan obligations amounted to $755 million (2009 – $712 million), as presented in note 16 to the consolidated financial statements.

The Company’s other post-employment benefit plans are also for the most part unfunded. As at December 31, 2010, the shortfall of fair value of plan assets over plan obligations amounted to $440 million (2009 – $480 million), as presented in note 16 to the consolidated financial statements.

The Company reviews the appropriateness of the plans’ investment policy and strategy on a regular basis. The current asset mix and level of investment risk of the Company’s pension plans reflects their long-term nature.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the

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relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is recognized whenever an amount is recorded for accounting purposes but not for tax purposes or vice versa. Future tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management’s determination consider the performance of the business including the ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determinations, consideration is given to, among other things, the following:

(i) future taxable income exclusive of reversing temporary differences and carryforwards;

(ii) future reversals of existing taxable temporary differences;

(iii) taxable income in prior carryback years; and

(iv) tax planning strategies.

The Company may be required to change its provision for income taxes if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

The Company is an investor in a number of leasing transactions and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2010, the Company recorded additional charges of $99 million after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of all our lease transactions be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$220 million as at December 31, 2010.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Under Canadian GAAP, goodwill is tested at the reporting unit level. As a result of the continuing impact of the deterioration in the overall U.S. economic environment, including persistent low interest rates, and management decisions in the third quarter to further reposition our U.S. business and the resultant reduction or elimination of products that give rise to significant earnings sensitivity or produce low returns on capital employed, our goodwill impairment testing in 2010 resulted in an impairment of the goodwill in our U.S. Insurance reporting unit in the amount of US$1,000 million of the total goodwill of US$2,318 million for the reporting unit. The impairment charge, which has been recorded in our Corporate and Other segment, is a non-cash item and does not affect our ongoing operations or our regulatory capital ratios. The tests performed in 2010 demonstrated that there was no impairment of intangible assets with indefinite lives.

Under IFRS, goodwill is tested at the cash generating unit level, a more granular level than a reporting unit. When IFRS is adopted, we expect to record an impairment charge of approximately $2.1 billion in excess of the impairment charge recorded under Canadian GAAP, and attributable to our U.S. Life, U.S. Wealth and Canadian Individual Insurance operations. This charge will be split between our IFRS Opening Balance Sheet (through retained earnings) at January 1, 2010 of $734 million and the third quarter 2010 comparative IFRS results of $2,330 million based on the facts and circumstances that existed at the respective times. Going forward, the impact of economic conditions and changes in product mix suggests a lower margin of recoverable value relative to carrying value attributable to our U.S Life, U.S. Long-Term Care and Canadian Individual Insurance cash generating units. As a result of these factors and the more granular level of goodwill testing under IFRS, more frequent impairment charges could occur in the future. The goodwill testing for 2011 will be updated based on the conditions that exist in 2011 and may result in further impairment charges, which could be material.

Changes in Accounting Policies

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Most publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS as a replacement of current Canadian GAAP for fiscal periods beginning the first quarter of 2011, with corresponding comparative financial information provided for 2010.

Refer to note 2 of the consolidated financial statements for a summary of our significant IFRS accounting policy choices selected, our first time adoption elections under IFRS 1 – “First Time Adoption of IFRS”, and a description of the adjustments to our opening IFRS Balance Sheet as at January 1, 2010, the date of transition to IFRS, which forms the starting point for financial reporting in accordance with IFRS.

Based on our analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the items discussed in note 2 of the consolidated financial statements, we do not expect a significant impact on our financial statements upon adoption. Further, we do not expect that the initial adoption of IFRS will have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

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A new international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013. Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (“CALM”) will be maintained. Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is initially adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

The measurement under IFRS of products no longer considered insurance contracts, certain embedded derivative features contained in insurance products, additional ineffectiveness arising from hedge accounting relationships, more accelerated recognition of pension expense, potentially more frequent impairments of available-for-sale equity securities, and increased income from leverage lease investments are expected to result in additional earnings differences under IFRS, which in aggregate is not expected to be significant. Additionally, as a result of the more granular level of goodwill testing under IFRS, we expect that more frequent goodwill impairment charges could occur in the future.

Expected regulatory capital implications as a result of the adoption of IFRS

As part of the IFRS transition process, the Company is evaluating its effect on regulatory capital requirements. Under the IFRS transition guidance outlined by OSFI, the impact of IFRS adoption on available capital is phased-in over an eight quarter period beginning the first quarter of 2011. The impact on required capital is not subject to the phase-in rules. Our preliminary estimates indicate the adoption of IFRS may initially decrease MLI’s MCCSR by approximately four points beginning the first quarter of 2011 and approximately eight points over the two year phase-in period ending with the fourth quarter of 2012.

Update on IFRS transition progress

Our IFRS transition plan includes the education, review, approval and implementation of the accounting policy changes identified above. Additionally, the transition plan includes ensuring that project resourcing remains appropriate, modifying internal controls over financial reporting for the key identified changes above, frequent communication with our external auditors as well as the Audit Committee of the Board of Directors which includes a review of transition progress, discussion of potential transition and ongoing reporting changes, and an overview of developments in accounting and regulatory guidance related to IFRS. We do not expect the initial adoption of IFRS to have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

As we prepare for the transition to IFRS, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly.

We have completed the preliminary opening IFRS balance sheet and are in the process of determining our quarterly IFRS comparative results for 2010 and note disclosures under IFRS. The most significant remaining milestones in our plan include finalization of the 2010 quarterly comparative IFRS results. Project status is reviewed by the oversight committee on a monthly basis. Our transition status is currently on track in accordance with our overall transition plan to have any remaining milestones completed by the first quarter of 2011. We are not aware, at the present time, of any matters that would prevent the Company from meeting its filing requirements for the first interim financial report under IFRS for the first quarter of 2011.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 22 to the consolidated financial statements.

Differences between Canadian and Hong Kong Financial Reporting Standards

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong Financial Reporting Standards (“HKFRS”).

The primary difference between Canadian GAAP and HKFRS is the determination of policy liabilities. In certain interest rate environments, policy liabilities determined in accordance with HKFRS may be higher than those computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Requirements

Insurers in Hong Kong are required by the Office of the Commissioner of Insurance to meet minimum solvency requirements. As at December 31, 2010, the Company has sufficient assets to meet the minimum solvency requirements under both Hong Kong regulatory requirements and Canadian GAAP.

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Note 21    ^    Significant Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2010	Ownership Percentage	Address	Description
The Manufacturers Life Insurance Company	100	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100	Calgary, Canada	Holding company
John Hancock Holdings (Delaware) LLC	100	Wilmington, Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100	Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100	Michigan, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC	100	Wilmington, Delaware, U.S.A.	Holding company
Declaration Management & Research LLC	100	McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Financial Network, Inc.	100	Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group, LLC	100	Boston, Massachusetts, U.S.A.	Holding company
John Hancock Advisers, LLC	100	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Funds, LLC	100	Boston, Massachusetts, U.S.A.	U.S. broker-dealer
Hancock Natural Resource Group, Inc.	100	Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock Life Insurance Company of New York	100	New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Investment Management Services, LLC	100	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Life & Health Insurance Company	100	Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC	100	Delaware, U.S.A.	U.S. broker-dealer
John Hancock Insurance Agency, Inc.	100	Delaware, U.S.A.	U.S. insurance agency
Manulife Reinsurance Limited	100	Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Reinsurance (Bermuda) Limited	100	Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Holdings (Bermuda) Limited	100	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100	St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100	St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100	Hamilton, Bermuda	Holding company
Manulife (International) Limited	100	Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51	Shanghai, China	Chinese life insurance company
Manulife Asset Management International Holdings Limited	100	St. Michael, Barbados	Holding company
Manulife Asset Management (Hong Kong) Limited	100	Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	100	Taipei, Taiwan	Asset management company
Manulife Bank of Canada	100	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100	Waterloo, Canada	Canadian life insurance and accident and sickness insurance company

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As at December 31, 2010	Ownership Percentage	Address	Description
FNA Financial Inc.	100	Toronto, Canada	Holding company
Manulife Asset Management Limited	100	Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100	Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100	Calgary, Canada	Management company for oil and gas properties
Manulife Securities Investment Services Inc.	100	Burlington, Canada	Mutual fund dealer for Canadian operations
MLI Resources Inc.	100	Calgary, Canada	Holding company for oil and gas assets and Japanese and Malaysian operations
Manulife Holdings Berhad	58.7	Kuala Lumpur, Malaysia	Investment holding company
Manulife Insurance Berhad	58.7	Kuala Lumpur, Malaysia	Malaysian life insurance company
Manulife Asset Management (Malaysia) Sdn Bhd	58.7	Kuala Lumpur, Malaysia	Asset management company
Manulife Life Insurance Company	100	Tokyo, Japan	Japanese life insurance company
Manulife Asset Management (Japan) Limited (formerly “MFC Global Investment Management (Japan) Limited”)	100	Tokyo, Japan	Japanese investment management and advisory company
PT Asuransi Jiwa Manulife Indonesia	100	Jakarta, Indonesia	Indonesian life insurance company
PT Manulife Aset Manajemen Indonesia	100	Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds
The Manufacturers Life Insurance Co. (Phils.), Inc.	100	Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100	Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100	Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Asset Management (Vietnam) Company Ltd.	100	Ho Chi Minh City, Vietnam	Vietnamese fund management company
Manulife Insurance (Thailand) Public Company Limited	94.7	Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	94.7	Bangkok, Thailand	Investment management
Manulife Asset Management (Europe) Holdings Limited (formerly “MFC Global Fund Management (Europe) Limited”)	100	London, England	Holding company
Manulife Asset Management (Europe) Limited	100	London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC	100	Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	100	Burlington, Canada	Investment dealer
Manulife Asset Management (North America) Limited	100	Toronto, Canada	Investment advisor
Manulife Asset Management (Singapore) Pte. Ltd.	100	Singapore	Asset management company
John Hancock Reassurance Company Ltd.	100	Hamilton, Bermuda	Provides reinsurance to affiliated MFC companies

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